INTERIM REPORT
For the three months ended
March 31, 2021

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as at March 31, 2021 and December 31, 2020
(unaudited - US$ millions)

	Notes	March 31, 2021	December 31, 2020
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $133.3; December 31, 2020 – $79.5)	5, 19	1,355.2	1,252.2
Insurance contract receivables		6,353.3	5,816.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $708.7; December 31, 2020 – $751.9)	5, 19	14,700.4	13,197.8
Bonds (cost $14,545.8; December 31, 2020 – $14,916.1)	5	15,114.9	15,734.6
Preferred stocks (cost $269.4; December 31, 2020 – $268.3)	5	608.0	605.2
Common stocks (cost $4,666.4; December 31, 2020 – $4,635.5)	5	4,964.9	4,599.1
Investments in associates (fair value $4,840.8; December 31, 2020 – $4,154.3)	5, 6	4,368.6	4,381.8
Investment in associate held for sale (fair value $729.5; December 31, 2020 – $729.5)	5, 6, 15	729.5	729.5
Derivatives and other invested assets (cost $833.5; December 31, 2020 – $944.4)	5, 7	864.7	812.4
Assets pledged for derivative obligations (cost $177.0; December 31, 2020 – $196.1)	5, 7	177.1	196.4
Fairfax India cash, portfolio investments and associates (fair value $3,037.2; December 31, 2020 – $2,791.0)	5, 6, 19	1,879.6	1,851.8
		43,407.7	42,108.6

Deferred premium acquisition costs		1,623.1	1,543.7
Recoverable from reinsurers (including recoverables on paid losses – $906.2; December 31, 2020 – $686.8)	8, 9	11,061.9	10,533.2
Deferred income tax assets		630.9	713.9
Goodwill and intangible assets		6,229.9	6,229.1
Other assets		5,742.6	5,857.2
Total assets		76,404.6	74,054.0

Liabilities
Accounts payable and accrued liabilities		4,807.1	4,996.1
Derivative obligations (including at the holding company – $58.6; December 31, 2020 – $22.8)	5, 7	195.7	189.4
Deferred income tax liabilities		343.1	356.4
Insurance contract payables		3,371.8	2,964.0
Insurance contract liabilities	8	40,379.7	39,206.8
Borrowings – holding company and insurance and reinsurance companies	10	7,017.5	6,614.0
Borrowings – non-insurance companies	10	2,017.4	2,200.0
Total liabilities		58,132.3	56,526.7

Equity	11
Common shareholders’ equity		12,951.7	12,521.1
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		14,287.2	13,856.6
Non-controlling interests		3,985.1	3,670.7
Total equity		18,272.3	17,527.3
		76,404.6	74,054.0

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2021 and 2020
(unaudited - US$ millions except per share amounts)

	Notes	2021	2020
Income
Gross premiums written	17	5,428.0	4,775.7
Net premiums written	17	4,145.9	3,846.4

Gross premiums earned		4,757.2	4,216.3
Premiums ceded to reinsurers		(1,026.8)	(828.5)
Net premiums earned	17	3,730.4	3,387.8
Interest and dividends		167.9	217.9
Share of profit (loss) of associates	6	44.3	(205.2)
Net gains (losses) on investments	5	842.0	(1,539.5)
Gain on deconsolidation of insurance subsidiaries		66.7	117.1
Other revenue	17	1,146.9	1,181.0
		5,998.2	3,159.1
Expenses
Losses on claims, gross	8	3,031.1	2,783.8
Losses on claims, ceded to reinsurers		(654.9)	(605.8)
Losses on claims, net	18	2,376.2	2,178.0
Operating expenses	18	684.8	655.5
Commissions, net	9	619.5	558.0
Interest expense	10	166.1	115.7
Other expenses	17, 18	1,169.5	1,273.3
		5,016.1	4,780.5
Earnings (loss) before income taxes		982.1	(1,621.4)
Provision for (recovery of) income taxes	13	159.5	(232.3)
Net earnings (loss)		822.6	(1,389.1)

Attributable to:
Shareholders of Fairfax		806.0	(1,259.3)
Non-controlling interests		16.6	(129.8)
		822.6	(1,389.1)

Net earnings (loss) per share	12	$30.44	$(47.38)
Net earnings (loss) per diluted share	12	$28.91	$(47.38)
Cash dividends paid per share		$10.00	$10.00
Shares outstanding (000) (weighted average)	12	26,116	26,803

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2021 and 2020
(unaudited – US$ millions)

	Notes	2021	2020

Net earnings (loss)		822.6	(1,389.1)

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation losses on foreign operations		(1.0)	(584.2)
Gains (losses) on hedge of net investment in Canadian subsidiaries	7	(27.8)	191.4
Gains on hedge of net investment in European operations		35.7	17.5
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans		(63.8)	(69.9)
		(56.9)	(445.2)
Net unrealized foreign currency translation (gains) losses reclassified to net earnings (loss)		(0.3)	161.9
		(57.2)	(283.3)
Items that will not be reclassified to net earnings (loss)
Share of net gains on defined benefit plans of associates		2.0	9.3
Other		13.8	—
		15.8	9.3
Other comprehensive income (loss), net of income taxes		(41.4)	(274.0)

Comprehensive income (loss)		781.2	(1,663.1)

Attributable to:
Shareholders of Fairfax		773.8	(1,395.3)
Non-controlling interests		7.4	(267.8)
		781.2	(1,663.1)

	2021	2020
Income tax (expense) recovery included in other comprehensive income (loss)

Income tax on items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation losses on foreign operations	(7.2)	3.5
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	7.7	6.9
	0.5	10.4
Net unrealized foreign currency translation (gains) losses reclassified to net earnings (loss)	—	0.4
	0.5	10.8
Income tax on items that will not be reclassified to net earnings (loss)
Share of net gains on defined benefit plans of associates	(0.8)	(0.6)

Total income tax (expense) recovery	(0.3)	10.2

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2021 and 2020
(unaudited - US$ millions)

	Common shares(1)	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2021	6,712.0	(732.8)	248.4	7,092.5	(799.0)	12,521.1	1,335.5	13,856.6	3,670.7	17,527.3
Net earnings for the period	—	—	—	806.0	—	806.0	—	806.0	16.6	822.6
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	7.8	7.8	—	7.8	(8.8)	(1.0)
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(27.8)	(27.8)	—	(27.8)	—	(27.8)
Gains on hedge of net investment in European operations	—	—	—	—	35.7	35.7	—	35.7	—	35.7
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	(60.2)	(60.2)	—	(60.2)	(3.6)	(63.8)
Net unrealized foreign currency translation gains reclassified to net earnings	—	—	—	—	(0.3)	(0.3)	—	(0.3)	—	(0.3)
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	3.4	3.4	—	3.4	(1.4)	2.0
Other	—	—	—	—	9.2	9.2	—	9.2	4.6	13.8
Issuances for share-based payments	—	35.7	(26.8)	—	—	8.9	—	8.9	(0.1)	8.8
Purchases and amortization for share-based payments	—	(27.6)	25.0	—	—	(2.6)	—	(2.6)	2.1	(0.5)
Purchases for cancellation	(34.2)	—	—	(23.0)	—	(57.2)	—	(57.2)	—	(57.2)
Common share dividends	—	—	—	(272.1)	—	(272.1)	—	(272.1)	(6.2)	(278.3)
Preferred share dividends	—	—	—	(11.1)	—	(11.1)	—	(11.1)	—	(11.1)
Acquisition of subsidiary	—	—	—	—	—	—	—	—	(0.3)	(0.3)
Deconsolidation of subsidiary	—	—	—	—	—	—	—	—	7.6	7.6
Other net changes in capitalization (note 11)	—	—	(1.2)	(7.9)		(9.1)	—	(9.1)	303.9	294.8
Balance as of March 31, 2021	6,677.8	(724.7)	245.4	7,584.4	(831.2)	12,951.7	1,335.5	14,287.2	3,985.1	18,272.3

Balance as of January 1, 2020	6,797.2	(661.1)	239.0	7,379.2	(711.7)	13,042.6	1,335.5	14,378.1	3,529.1	17,907.2
Net loss for the period	—	—	—	(1,259.3)	—	(1,259.3)	—	(1,259.3)	(129.8)	(1,389.1)
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	(445.6)	(445.6)	—	(445.6)	(138.6)	(584.2)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	191.4	191.4	—	191.4	—	191.4
Gains on hedge of net investment in European operations	—	—	—	—	17.5	17.5	—	17.5	—	17.5
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	—	—	—	—	(69.2)	(69.2)	—	(69.2)	(0.7)	(69.9)
Net unrealized foreign currency translation losses reclassified to net loss (note 15)	—	—	—	—	161.9	161.9	—	161.9	—	161.9
Share of net gains on defined benefit plans of associates	—	—	—	—	8.0	8.0	—	8.0	1.3	9.3
Issuances for share-based payments	—	49.7	(52.9)	—	—	(3.2)	—	(3.2)	(0.2)	(3.4)
Purchases and amortization for share-based payments	—	(54.0)	21.7	—	—	(32.3)	—	(32.3)	1.3	(31.0)
Purchases for cancellation	(12.6)	—	—	(5.6)	—	(18.2)	—	(18.2)	—	(18.2)
Common share dividends	—	—	—	(275.7)	—	(275.7)	—	(275.7)	(5.1)	(280.8)
Preferred share dividends	—	—	—	(10.7)	—	(10.7)	—	(10.7)	—	(10.7)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	3.5	3.5
Deconsolidation of subsidiary	—	9.5	(6.4)	(57.8)	28.0	(26.7)	—	(26.7)	340.4	313.7
Other net changes in capitalization	—	—	6.7	0.4	—	7.1	—	7.1	(4.1)	3.0
Balance as of March 31, 2020	6,784.6	(655.9)	208.1	5,770.5	(819.7)	11,287.6	1,335.5	12,623.1	3,597.1	16,220.2
(1)    Includes multiple voting shares with a carrying value of $3.8 at January 1, 2020, March 31, 2020, January 1, 2021 and March 31, 2021.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2021 and 2020
(unaudited - US$ millions)

	Notes	2021	2020
Operating activities
Net earnings (loss)		822.6	(1,389.1)
Depreciation, amortization and impairment charges	18	176.2	205.0
Net bond discount amortization		6.0	(21.6)
Amortization of share-based payment awards		25.0	21.7
Share of (profit) loss of associates	6	(44.3)	205.2
Deferred income taxes	13	69.6	(225.9)
Net (gains) losses on investments	5, 15	(837.5)	1,540.7
Gain on deconsolidation of insurance subsidiaries		(66.7)	(117.1)
Loss on redemptions of borrowings	10	45.7	—
Net increase in fair value of investment property	5	(4.5)	(1.2)
Net sales of securities classified at FVTPL	19	187.9	198.7
Changes in operating assets and liabilities		497.6	106.8
Cash provided by operating activities		877.6	523.2

Investing activities
Sales of investments in associates	6	34.7	16.9
Purchases of investments in associates	6	(27.2)	(8.1)
Net purchases of premises and equipment and intangible assets		(101.6)	(88.9)
Net (purchases) sales of investment property	5	(0.4)	1.7
Purchases of subsidiaries, net of cash acquired		(0.9)	—
Proceeds from sale of insurance subsidiaries, net of cash divested		72.7	221.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested		7.8	—
Increase in restricted cash for purchase of subsidiary		(26.0)	—
Cash provided by (used in) investing activities		(40.9)	143.3

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		1,250.0	—
Repayments		(766.3)	(0.1)
Net borrowings (repayments) on holding company credit facility		(200.0)	1,770.0
Net borrowings on other revolving credit facilities		98.0	82.6
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		463.2	61.8
Repayments		(507.1)	(35.3)
Net borrowings (repayments) on revolving credit facilities and short term loans		(115.3)	325.9
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(16.1)	(14.8)
Principal payments on lease liabilities - non-insurance companies		(39.5)	(45.4)
Subordinate voting shares:	11
Purchases for treasury		(27.6)	(54.0)
Purchases for cancellation		(57.2)	(18.2)
Common share dividends		(272.1)	(275.7)
Preferred share dividends		(11.1)	(10.7)
Subsidiary shares:	11
Issuances to non-controlling interests, net of issuance costs		286.7	—
Purchases of non-controlling interests		(23.9)	(12.7)
Dividends paid to non-controlling interests		(6.2)	(5.1)
Cash provided by financing activities		55.5	1,768.3
Increase in cash and cash equivalents		892.2	2,434.8
Cash and cash equivalents – beginning of period		4,467.1	3,863.3
Foreign currency translation		(8.2)	(118.5)
Cash and cash equivalents – end of period	19	5,351.1	6,179.6

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three months ended March 31, 2021 and 2020
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three months ended March 31, 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB. These interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value, and an investment in associate held for sale that has been measured at the lower of carrying value and fair value less costs to sell.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on April 29, 2021.
3.    Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2020, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2021

Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
On August 27, 2020 the IASB issued amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases to address financial statement impacts and practical expedients when an existing interest rate benchmark such as LIBOR is replaced with an alternative reference rate. Retrospective adoption of these amendments on January 1, 2021 did not have a significant impact on the company’s consolidated financial statements.

COVID-19-related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)
On March 31, 2021 the IASB issued an amendment to IFRS 16 Leases to extend by one year the optional practical expedient for lessees so that rent concessions received as a direct consequence of the COVID-19 pandemic do not have to be accounted for as lease modifications under IFRS 16 for affected lease payments due on or before June 30, 2022. Retrospective early adoption of these amendments on March 31, 2021 did not have a significant impact on the company’s consolidated financial statements.

New accounting pronouncements issued but not yet effective

The IASB issued the following amendments in 2021 and 2020 which the company does not expect to adopt in advance of their respective effective dates: Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), Reference to the Conceptual Framework (Amendments to IFRS 3) and Annual Improvements to IFRS Standards 2018–2020, effective January 1, 2022; and Classification of Liabilities as Current or Non-current (Amendments to IAS 1), Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) and Definition of Accounting Estimates (Amendments to IAS 8) effective January 1, 2023. The company is currently evaluating the expected impact of these pronouncements on its consolidated financial statements.

IFRS 17 Insurance Contracts ("IFRS 17")
On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contracts using current estimates of discounted fulfillment cash flows, including the discounting of loss reserves using one of three measurement models. On June 25, 2020 the IASB issued amendments to IFRS 17 that included targeted improvements and the deferral of the effective date to January 1, 2023. The standard must be applied retrospectively with restatement of comparatives unless impracticable. The company’s adoption of IFRS 17 continues to focus on implementing information technology systems to conduct a parallel run in 2022 and on evaluating the impact that IFRS 17 will have on the consolidated financial statements.

Comparatives

In the consolidated statement of cash flows for the three months ended March 31, 2020 the company has reclassified "Increase in cash and cash equivalents included in assets held for sale" into the respective operating, investing and financing activities lines, with cash and cash equivalents at the beginning and end of the period remaining unchanged.

4.    Critical Accounting Estimates and Judgments
In these interim consolidated financial statements management has made a number of critical estimates and judgments in the preparation of notes 5, 6, 8, 13, 14 and 15 in a manner consistent with those described in the company's annual consolidated financial statements for the year ended December 31, 2020. The broad effects of the ongoing COVID-19 pandemic on the company are described in note 16.

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates, investment in associate held for sale and other invested assets.

	March 31, 2021	December 31, 2020
Holding company
Cash and cash equivalents(1)	233.7	280.0
Short term investments	300.2	159.2
Bonds	388.1	457.2
Preferred stocks	4.8	4.7
Common stocks(2)	151.6	123.7
Derivatives (note 7)	143.5	147.9
	1,221.9	1,172.7
Assets pledged for derivative obligations:
Cash and cash equivalents (note 19)	10.9	—
Short term investments	122.4	79.5
	133.3	79.5

Holding company cash and investments as presented on the consolidated balance sheet	1,355.2	1,252.2
Derivative obligations (note 7)	(58.6)	(22.8)
	1,296.6	1,229.4
Portfolio investments
Cash and cash equivalents(1)	5,783.4	4,886.5
Short term investments	8,917.0	8,311.3
Bonds	15,114.9	15,734.6
Preferred stocks	608.0	605.2
Common stocks(2)	4,964.9	4,599.1
Investments in associates (note 6)	4,368.6	4,381.8
Investment in associate held for sale (note 6)	729.5	729.5
Derivatives (note 7)	281.1	234.8
Other invested assets(3)	583.6	577.6
	41,351.0	40,060.4
Assets pledged for derivative obligations:
Short term investments	103.3	113.9
Bonds	73.8	82.5
	177.1	196.4
Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	80.3	90.2
Bonds	20.8	21.0
Common stocks	461.1	412.3
Investments in associates (note 6)	1,317.4	1,328.3
	1,879.6	1,851.8

Portfolio investments as presented on the consolidated balance sheet	43,407.7	42,108.6
Derivative obligations (note 7)	(137.1)	(166.6)
	43,270.6	41,942.0

Total investments, net of derivative obligations	44,567.2	43,171.4
(1)    Includes aggregate restricted cash and cash equivalents at March 31, 2021 of $757.2 (December 31, 2020 - $789.6). See note 19.
(2)    Includes aggregate investments in limited partnerships with a carrying value at March 31, 2021 of $2,018.1 (December 31, 2020 - $1,935.9).
(3)    Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At March 31, 2021 bonds containing call, put and both call and put features represented $6,138.8, $79.7 and $1,053.1 respectively (December 31, 2020 - $7,155.0, $1.3 and $1,075.8) of the total fair value of bonds. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at March 31, 2021 of $293.1 (December 31, 2020 - $330.8) that economically hedge the company's exposure to interest rate risk as described in note 7. The decrease in the company's holdings of bonds due after 1 year through 5 years was primarily due to net sales of short to mid-dated high quality corporate bonds for proceeds of $1,507.8, partially offset by net purchases of India government bonds of $1,089.0 that also increased the holdings of bonds due after 5 years through 10 years.

	March 31, 2021		December 31, 2020
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less	5,139.4	5,096.9	4,968.1	4,935.3
Due after 1 year through 5 years	8,489.6	9,043.2	9,378.4	10,096.9
Due after 5 years through 10 years	944.8	970.1	654.2	718.5
Due after 10 years	382.8	487.4	419.2	544.6
	14,956.6	15,597.6	15,419.9	16,295.3
(1)    Includes bonds held by the holding company and Fairfax India.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	March 31, 2021				December 31, 2020
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents(1)	6,108.3	—	—	6,108.3	5,256.7	—	—	5,256.7

Short term investments:
Canadian government	651.2	—	—	651.2	638.1	—	—	638.1
Canadian provincials	1,269.5	—	—	1,269.5	1,002.9	—	—	1,002.9
U.S. treasury	6,811.8	—	—	6,811.8	6,343.3	—	—	6,343.3
Other government	318.6	192.9	—	511.5	266.7	234.9	—	501.6
Corporate and other	—	198.9	—	198.9	—	178.0	—	178.0
	9,051.1	391.8	—	9,442.9	8,251.0	412.9	—	8,663.9
Bonds:
Canadian government	—	11.5	—	11.5	—	16.5	—	16.5
Canadian provincials	—	49.7	—	49.7	—	49.9	—	49.9
U.S. treasury	—	2,964.4	—	2,964.4	—	3,058.4	—	3,058.4
U.S. states and municipalities	—	374.8	—	374.8	—	378.2	—	378.2
Other government	—	1,965.9	—	1,965.9	—	944.0	—	944.0
Corporate and other(2)	—	8,125.6	2,105.7	10,231.3	—	10,074.1	1,774.2	11,848.3
	—	13,491.9	2,105.7	15,597.6	—	14,521.1	1,774.2	16,295.3
Preferred stocks:
Canadian	—	17.5	90.4	107.9	—	12.2	93.0	105.2
U.S.	—	—	17.0	17.0	—	—	17.0	17.0
Other(3)	10.8	—	477.1	487.9	10.3	—	477.4	487.7
	10.8	17.5	584.5	612.8	10.3	12.2	587.4	609.9
Common stocks:
Canadian	973.7	120.0	217.0	1,310.7	802.5	108.7	181.5	1,092.7
U.S.	603.0	36.6	1,043.6	1,683.2	485.1	32.0	998.8	1,515.9
Other	1,364.3	279.0	940.4	2,583.7	1,250.8	338.4	937.3	2,526.5
	2,941.0	435.6	2,201.0	5,577.6	2,538.4	479.1	2,117.6	5,135.1

Derivatives and other invested assets	—	173.8	834.4	1,008.2	—	237.4	722.9	960.3

Derivative obligations (note 7)	—	(139.3)	(56.4)	(195.7)	—	(164.1)	(25.3)	(189.4)

Holding company cash and investments and portfolio investments measured at fair value	18,111.2	14,371.3	5,669.2	38,151.7	16,056.4	15,498.6	5,176.8	36,731.8

	47.5%	37.7%	14.8%	100.0%	43.7%	42.2%	14.1%	100.0%

Investments in associates (note 6)(4)	3,984.1	19.2	4,042.0	8,045.3	3,073.8	17.7	4,059.8	7,151.3
(1)    Includes restricted cash and cash equivalents at March 31, 2021 of $757.2 (December 31, 2020 - $789.6). See note 19.
(2)    Included in Level 3 are the company's investments in first mortgage loans at March 31, 2021 of $923.8 (December 31, 2020 - $775.4) secured by real estate primarily in the U.S., Europe and Canada.
(3)    Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited ("Digit"). The company also holds a 49.0% equity interest in Digit that is accounted for as an investment in associate.
(4)    The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting. Also included is the fair value of RiverStone Barbados which is held for sale at March 31, 2021 and December 31, 2020 pursuant to the transaction described in note 15.
There were no significant changes to the valuation techniques and processes used at March 31, 2021 compared to those described in the Summary of Significant Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2020.

Certain limited partnerships included in common stocks in the table above are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the three months ended March 31, 2021 and 2020 there were no significant transfers of financial instruments between Level 1 and Level 2, and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs except as described in the following table.

	2021
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,774.2	587.4	1,766.9	110.8	239.9	697.6	5,176.8
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	92.5	(3.6)	101.3	1.5	14.5	83.4	289.6
Purchases	251.8	—	51.8	—	11.5	0.4	315.5
Transfer into category	—	—	—	—	10.9	—	10.9
Sales and distributions	(19.1)	—	(89.4)	(3.3)	(0.1)	(4.3)	(116.2)
Transfer out of category	—	—	(18.4)	—	—	—	(18.4)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income (loss)	6.3	0.7	1.9	0.8	0.4	0.9	11.0
Balance - March 31	2,105.7	584.5	1,814.1	109.8	277.1	778.0	5,669.2

	2020
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,420.1	569.2	1,846.7	129.2	205.6	764.3	4,935.1
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(92.1)	(48.7)	(33.8)	9.7	11.4	(148.3)	(301.8)
Purchases	165.3	10.7	79.0	—	1.7	1.7	258.4
Sales and distributions	(17.1)	—	(297.9)	(18.8)	(6.6)	(6.2)	(346.6)
Unrealized foreign currency translation losses on foreign operations included in other comprehensive income (loss)	(34.5)	(3.3)	(12.8)	(4.8)	(6.1)	(20.2)	(81.7)
Balance - March 31	1,441.7	527.9	1,581.2	115.3	206.0	591.3	4,463.4
(1)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.

Net gains (losses) on investments

	First quarter
	2021					2020
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments		Net realized gains (losses)(1)		Net change in unrealized gains (losses)	Net gains (losses) on investments

Bonds	146.4		(222.0)	(75.6)		66.4		(163.7)	(97.3)
Preferred stocks	—		2.0	2.0		—		(20.1)	(20.1)
Common stocks	82.7		408.1	490.8		222.7		(1,072.6)	(849.9)
	229.1		188.1	417.2		289.1		(1,256.4)	(967.3)
Derivatives:
Common stock short positions	—		—	—		(227.1)	(2)	101.3	(125.8)
Common stock and equity index long positions	401.7	(2)	(41.6)	360.1		(28.0)	(2)	(44.4)	(72.4)
Equity warrants and options	9.2		76.2	85.4		—		(144.9)	(144.9)
CPI-linked derivatives	(66.9)		69.7	2.8		(110.0)		161.0	51.0
U.S. treasury bond forwards	37.3		(1.0)	36.3		(9.3)		(103.3)	(112.6)
Other	(65.3)		49.6	(15.7)		0.1		(14.1)	(14.0)
	316.0		152.9	468.9		(374.3)		(44.4)	(418.7)
Foreign currency net gains (losses) on:
Investing activities	(11.4)		(25.1)	(36.5)	(3)	4.2		(142.9)	(138.7)	(3)
Underwriting activities	17.6		—	17.6		35.0		—	35.0
Foreign currency contracts	(24.3)		5.9	(18.4)		(30.7)		13.0	(17.7)
	(18.1)		(19.2)	(37.3)		8.5		(129.9)	(121.4)

Disposition of associates	3.3		—	3.3		2.4		—	2.4

Deconsolidation of non-insurance subsidiary	3.8		—	3.8		—		—	—

Other	(2.4)		(11.5)	(13.9)		(9.3)		(25.2)	(34.5)

Net gains (losses) on investments	531.7		310.3	842.0		(83.6)		(1,455.9)	(1,539.5)
(1)     Amounts recorded in net realized gains (losses) in the first quarter of 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of European Run-off on March 31, 2020.
(2)     Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.
(3)    Foreign currency net losses on investing activities in the first quarter of 2021 primarily related to the strengthening of the U.S. dollar relative to the euro and the Indian rupee. Foreign currency net losses on investing activities in the first quarter of 2020 primarily related to the strengthening of the U.S. dollar relative to the Canadian dollar, Indian rupee and British pound.

6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

	March 31, 2021			December 31, 2020			Share of profit (loss)
	Ownership	Fair value(a)	Carrying value	Ownership	Fair value(a)	Carrying value	Quarter ended March 31, 2021	Quarter ended March 31, 2020
Insurance and reinsurance
RiverStone (Barbados) Ltd. ("RiverStone Barbados"), held for sale(1)	61.9%	729.5	729.5	60.0%	729.5	729.5	—	—
All Other	—	822.4	569.9	—	812.0	575.2	(1.0)	(41.7)
		1,551.9	1,299.4		1,541.5	1,304.7	(1.0)	(41.7)
Non-insurance(2)
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")(3)	30.5%	961.5	1,192.8	30.5%	799.9	1,166.3	76.3	—
Atlas Corp. ("Atlas")	36.8%	1,236.2	856.5	36.7%	978.9	900.1	(31.0)	62.9
Bangalore International Airport Limited ("Bangalore Airport")	54.0%	1,395.3	630.4	54.0%	1,396.1	642.4	(11.6)	(0.5)
Quess Corp Limited ("Quess")(4)	33.2%	468.1	559.4	33.2%	366.8	558.9	0.9	(96.1)
Other(5)	—	2,432.3	1,877.0	—	2,068.1	1,867.2	10.7	(129.8)
		6,493.4	5,116.1		5,609.8	5,134.9	45.3	(163.5)
		8,045.3	6,415.5		7,151.3	6,439.6	44.3	(205.2)
As presented on the consolidated balance sheet:
Investments in associates		4,840.8	4,368.6		4,154.3	4,381.8
Investment in associate held for sale		729.5	729.5		729.5	729.5
Fairfax India investments in associates		2,475.0	1,317.4		2,267.5	1,328.3
		8,045.3	6,415.5		7,151.3	6,439.6
(a)    See note 5 for fair value hierarchy information.

(1)    During the first quarter of 2021 the company entered into an arrangement to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados pursuant to the transaction described in note 15.
(2)    During the first quarter of 2021 the company recognized distributions and dividends of $18.9 (2020 - $17.6) from its non-insurance associates and joint ventures.
(3)    At March 31, 2021 the carrying value of the company's investment in Eurobank exceeded its fair value as determined by the market price of Eurobank shares. The company performed a value-in-use analysis based on multi-year free cash flow projections with an assumed after-tax discount rate of 9.9% (December 31, 2020 - 9.5%) and a long term growth rate of 1.5% (December 31, 2020 - 1.5%) which resulted in a recoverable amount that represented approximately 110% of carrying value (December 31, 2020 - approximately 108%). Increasing (decreasing) the discount rate by 0.5% and decreasing (increasing) the long term growth rate by 0.25% in the value-in-use analysis would decrease (increase) the recoverable amount to approximately 105% (115%) of carrying value.
(4)    At March 31, 2021 the carrying value of the company's investment in Quess exceeded its fair value as determined by the market price of Quess shares. The company performed a value-in-use analysis based on multi-year free cash flow projections with an assumed after-tax discount rate of 13.7% (December 31, 2020 - 13.6%) and a long term growth rate of 6.0% (December 31, 2020 - 6.0%) which resulted in a recoverable amount that represented approximately 115% of carrying value (December 31, 2020 - approximately 113%). Increasing (decreasing) the discount rate by 0.5% and decreasing (increasing) the long term growth rate by 0.25% in the value-in-use analysis would decrease (increase) the recoverable amount to approximately 105% (127%) of carrying value.
(5)    On March 31, 2021 the company invested $100.0 in $100.0 principal amount of Helios Fairfax Partners Corporation ("HFP") 3.0% unsecured debentures and warrants to purchase 3 million HFP subordinate voting shares exercisable at $4.90 per share any time prior to the fifth anniversary of closing. The debentures will mature on the third anniversary of closing or, at the company’s option, on either the first or second anniversary. At redemption, if the fair value of certain Fairfax Africa legacy investments held by HFP are below their fair value at June 30, 2020 of $102.6, the redemption price of the debentures will be reduced by that difference. The company recorded the debentures at their fair value of $78.0 and recorded the balance of $22.0 as an addition to its equity accounted investment in HFP.

7.    Derivatives
The following table summarizes the company’s derivative financial instruments:

	March 31, 2021				December 31, 2020
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity contracts:
Equity index total return swaps – long positions	175.8	—	—	24.4	—	—	—	—
Equity total return swaps – long positions	2,358.8	—	128.7	19.7	1,788.3	—	144.3	18.0
Equity warrants and options(1)	670.0	107.7	215.7	1.3	626.9	102.4	133.2	0.4
RiverStone Barbados investment purchase arrangement (note 15)	1,254.9	—	—	10.6	—	—	—	—
CPI-linked derivative contracts	67,089.8	278.1	0.5	—	74,906.0	347.5	2.8	—
U.S. treasury bond forward contracts	293.1	—	2.8	0.8	330.8	—	3.1	—
Foreign currency forward and swap contracts	—	—	22.6	86.7	—	—	66.4	136.0
Foreign currency options	—	—	—	—	—	53.7	5.8	—
Other derivative contracts	—	26.9	54.3	52.2	—	25.6	27.1	35.0
Total			424.6	195.7			382.7	189.4
(1)    Includes the company’s investment in Atlas warrants with a fair value at March 31, 2021 of $167.4 (December 31, 2020 – $110.5).
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.

Equity contracts
During the first quarter of 2021 the company entered into $548.5 notional amounts of long equity and equity index total return swaps for investment purposes. Included in those contracts were long equity total return swaps on an aggregate of 626,241 Fairfax subordinate voting shares with an original notional amount of $248.4 (Cdn$313.8) or approximately $396.73 (Cdn$500.99) per share (aggregate of 1,620,936 Fairfax subordinate voting shares with an original notional amount of $577.6 (Cdn$740.3) or approximately $356.36 (Cdn$456.71) per share), all of which remained open at March 31, 2021. Subsequent to March 31, 2021 the company entered into additional long equity total return swaps on Fairfax subordinate voting shares which increased the aggregate at April 28, 2021 to 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 (Cdn$935.0) or approximately $372.96 (Cdn$476.03) per share. At March 31, 2021 the company held long equity total return swaps on individual equities and long equity index total return swaps for investment purposes with an original notional amount of $2,192.6 (December 31, 2020 - $1,746.2). During the first quarter of 2021 the company received net cash of $401.7 (2020 - paid net cash of $28.0) in connection with the closures and reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During the first quarter of 2021 the company closed out $170.2 notional amount of its long equity total return swaps and recorded net realized gains on investments of $68.0. During the first quarter of 2020, the company closed out $58.8 notional amount of its long equity total return swaps and recorded net realized gains on investments of $19.3.
The company has held short equity total return swaps for investment purposes from time to time, but no longer held any at March 31, 2021 (December 31, 2020 - nil). These contracts provided a return which was inverse to changes in the fair values of the underlying individual equities. During the first quarter of 2021 the company did not initiate or close out any short equity total return swaps. During the first quarter of 2020 the company paid net cash of $227.1 in connection with the reset provisions of its short equity total return swaps (excluding the impact of collateral requirements). During the first quarter of 2020 the company closed out $404.4 notional amount of its short equity total return swaps and recorded net losses on investments of $107.4 (realized losses of $248.1, of which $140.7 was recorded as unrealized losses in prior quarters).
At March 31, 2021 the aggregate fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for derivative obligations was $310.4 (December 31, 2020 - $275.9), comprised of collateral of $293.5 (December 31, 2020 - $226.4) required to be deposited to enter into such derivative contracts (principally related to total return swaps), and collateral of $16.9 (December 31, 2020 - $49.5) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
U.S. treasury bond forward contracts
To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $293.1 at March 31, 2021 (December 31, 2020 - $330.8). These contracts have an average term to maturity of less than three months and may be renewed at market rates. The company’s U.S treasury bond forward contracts produced net gains on investments of $36.3 in the first quarter of 2021 (2020 - net losses of $112.6).

Hedge of net investment in Canadian subsidiaries
On March 29, 2021 the company used the net proceeds from its issuance of Cdn$850.0 principal amount of unsecured senior notes due 2031 to redeem its unsecured senior notes with aggregate principal amount of Cdn$846.0 due 2022 and 2023. Contemporaneously with the redemptions, the company designated the carrying value of its Cdn$850.0 principal amount of unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries. See note 10 for details.

8.    Insurance Contract Liabilities

	March 31, 2021			December 31, 2020
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	9,035.8	2,168.3	6,867.5	8,397.5	1,899.1	6,498.4
Provision for losses and loss adjustment expenses	31,343.9	7,987.4	23,356.5	30,809.3	7,947.3	22,862.0
Insurance contract liabilities	40,379.7	10,155.7	30,224.0	39,206.8	9,846.4	29,360.4

Provision for losses and loss adjustment expenses, gross
Changes in the provision for losses and loss adjustment expenses for the quarters ended March 31 were as follows:

	2021	2020
Provision for losses and loss adjustment expenses – January 1	30,809.3	28,500.2
Increase (decrease) in estimated losses and expenses for claims occurring in the prior years	22.6	(86.1)
Losses and expenses for claims occurring in the current year(1)	3,008.5	2,673.0
Paid on claims occurring during:
the current year	(258.9)	(200.9)
the prior years	(2,095.4)	(2,289.2)
Divestiture of subsidiary	(18.7)	—
Foreign exchange effect and other	(123.5)	(256.6)
Provision for losses and loss adjustment expenses – March 31	31,343.9	28,340.4
(1)    Excludes European Run-off's losses and loss adjustment expenses of $196.9 during the first quarter of 2020 (which includes the effects of two transactions whereby European Run-off assumed net insurance contract liabilities of $280.2 for consideration of $289.8) as the liabilities of European Run-off were included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019. See note 8 in the 2020 Annual Report for details.

9.    Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	March 31, 2021			December 31, 2020
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	8,013.3	(25.9)	7,987.4	7,971.7	(24.4)	7,947.3
Reinsurers’ share of paid losses	1,039.4	(133.2)	906.2	818.0	(131.2)	686.8
Provision for unearned premiums	2,168.3	—	2,168.3	1,899.1	—	1,899.1
	11,221.0	(159.1)	11,061.9	10,688.8	(155.6)	10,533.2
Included in commissions, net in the consolidated statement of earnings for the first quarter of 2021 is commission income earned on premiums ceded to reinsurers of $221.0 (2020 - $173.3).

10.    Borrowings

	March 31, 2021			December 31, 2020
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)
Holding company	6,140.2	6,088.0	6,545.9	5,613.0	5,580.6	6,167.4
Insurance and reinsurance companies	921.6	929.5	951.7	1,025.2	1,033.4	1,067.4
Non-insurance companies(3)	2,028.6	2,017.4	2,019.0	2,210.8	2,200.0	2,202.6
Total borrowings	9,090.4	9,034.9	9,516.6	8,849.0	8,814.0	9,437.4
(1)    Principal net of unamortized issue costs and discounts (premiums).
(2)    Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).
(3)    These borrowings are non-recourse to the holding company.

Holding company
During the first quarter of 2021 the company made a net repayment of $200.0 on its revolving credit facility leaving $500.0 borrowed at March 31, 2021 (December 31, 2020 - $700.0). The principal financial covenants of the credit facility require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of not less than $9.5 billion. At March 31, 2021 the company was in compliance with its financial covenants, with a consolidated debt to consolidated capitalization ratio of 0.312:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of $14.3 billion, both calculated as defined in the financial covenants.

On March 1, 2021 the company completed an offering of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due March 3, 2031 for net proceeds of $666.2 after premium, commissions and expenses. Commissions and expenses of $5.4 were included in the carrying value of the notes. On March 29, 2021 the company used the net proceeds of that offering to redeem its $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due October 14, 2022 and its $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due March 22, 2023. A loss of $45.7 on redemption of these senior notes was recorded as interest expense in the first quarter of 2021. Contemporaneously with the redemptions, the company designated the carrying value of its Cdn$850.0 senior notes due March 3, 2031 as a hedge of a portion of its net investment in Canadian subsidiaries.

On March 3, 2021 the company completed an offering of $600.0 principal amount of 3.375% unsecured senior notes due March 3, 2031 for net proceeds of $583.8 after discount, commissions and expenses. Commissions and expenses of $15.4 were included in the carrying value of the notes.

Insurance and reinsurance companies
On March 15, 2021 Odyssey Group redeemed $50.0 principal amount of its unsecured senior notes upon maturity.

Non- insurance companies
On February 26, 2021 Fairfax India completed an offering of $500.0 principal amount of 5.00% unsecured senior notes due February 26, 2028 and subsequently used the net proceeds to repay $500.0 principal amount of its floating rate term loan. The company's insurance and reinsurance subsidiaries purchased $45.0 of Fairfax India's 5.00% unsecured senior notes on the same terms as other participants and that intercompany investment is eliminated in the company's consolidated financial reporting.

Interest Expense
Interest expense in the first quarter of 2021 of $166.1 (2020 - $115.7) was comprised of interest expense on borrowings of $150.6 (2020 - $100.0), inclusive of loss on redemptions of holding company unsecured senior notes of $45.7 (2020 - nil), and interest expense on accretion of lease liabilities of $15.5 (2020 - $15.7).

11.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2021	2020
Subordinate voting shares – January 1	25,427,736	26,082,299
Purchases for cancellation	(137,923)	(50,778)
Treasury shares acquired	(66,463)	(151,240)
Treasury shares reissued	75,447	117,198
Subordinate voting shares – March 31	25,298,797	25,997,479
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – March 31	26,047,567	26,746,249
During the first quarter of 2021 the company purchased for cancellation 137,923 (2020 - 50,778) subordinate voting shares under the terms of its normal course issuer bid at a cost of $57.2 (2020 - $18.2), of which $23.0 (2020 - $5.6) was charged to retained earnings.

During the first quarter of 2021 the company purchased for treasury 66,463 subordinate voting shares on the open market at a cost of $27.6 (2020 - 151,240 subordinate voting shares at a cost of $54.0) for use in its share-based payment awards.

Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		March 31, 2021		December 31, 2020		First quarter
	Domicile	Voting percentage(5)	Carrying value	Voting percentage(5)	Carrying value	2021	2020
Insurance and reinsurance companies
Allied World(1)	Bermuda	29.1%	1,371.4	29.1%	1,329.0	33.0	(31.3)
Brit(2)	U.K.	—	117.9	—	121.7	(3.8)	(8.2)
All other(3)	—	—	468.7	—	381.1	12.7	(5.8)
			1,958.0		1,831.8	41.9	(45.3)
Non-insurance companies
Restaurants and retail(4)	—	—	475.1	—	469.7	(1.2)	(34.1)
Fairfax India(4)	Canada	6.6%	1,091.4	6.6%	1,130.9	(12.4)	(15.5)
Thomas Cook India	India	33.1%	68.4	33.1%	69.4	(5.7)	(5.5)
Other(5)	—	—	392.2	—	168.9	(6.0)	(29.4)
			2,027.1		1,838.9	(25.3)	(84.5)
			3,985.1		3,670.7	16.6	(129.8)

(1)    Subsequent to March 31, 2021, on April 28, 2021 Allied World paid a dividend of $126.4 (April 30, 2020 - $126.4) to its minority shareholders (OMERS, AIMCo and others).
(2)    During the first quarter of 2021 the company entered into an agreement to sell an approximate 14% equity interest in Brit to OMERS as described in note 15.
(3)    Principally related to Fairfax consolidated internal investment funds held by the company's associates RiverStone Barbados and Eurolife. During the first quarter of 2021 Eurolife invested an additional $80.0 in a Fairfax consolidated internal investment fund.
(4)    At March 31, 2021 Fairfax India and Recipe's non-controlling interest economic ownership percentages were 71.6% and 59.8% (December 31, 2020 - 72.0% and 59.8%), which differed from their non-controlling interest voting percentages of 6.6% and 38.9% (December 31, 2020 - 6.6% and 38.9%).
(5)    The increase in carrying value of Other during the first quarter of 2021 primarily related to the initial public offerings and related capital transactions at Farmers Edge and Boat Rocker.

The initial public offerings and related capital transactions at Farmers Edge and Boat Rocker during the first quarter of 2021 as described in footnote (4) above increased non-controlling interests by $242.6 and decreased retained earnings by $3.1. These transactions were recorded in other net changes in capitalization in the consolidated statement of changes in equity.

12.    Earnings per Share
Net earnings per common share is calculated as follows using the weighted average common shares outstanding:

	First quarter
	2021	2020
Net earnings (loss) attributable to shareholders of Fairfax	806.0	(1,259.3)
Preferred share dividends	(11.1)	(10.7)
Net earnings (loss) attributable to common shareholders – basic and diluted	794.9	(1,270.0)

Weighted average common shares outstanding – basic	26,115,635	26,802,507
Share-based payment awards	1,380,971	—
Weighted average common shares outstanding – diluted	27,496,606	26,802,507

Net earnings (loss) per common share – basic	$30.44	$(47.38)
Net earnings (loss) per common share – diluted	$28.91	$(47.38)

Share-based payment awards of 1,213,996 subordinate voting shares were not included in the calculation of net loss per diluted common share for the first quarter of 2020 as inclusion of the awards would be anti-dilutive.

13.    Income Taxes
The company’s provision for (recovery of) income taxes for the quarters ended March 31 were comprised as follows:

	First quarter
	2021	2020
Current income tax:
Current year expense (recovery)	93.7	(3.1)
Adjustments to prior years’ income taxes	(3.8)	(3.3)
	89.9	(6.4)
Deferred income tax:
Origination and reversal of temporary differences	65.8	(222.3)
Adjustments to prior years' deferred income taxes	3.8	3.2
Other	—	(6.8)
	69.6	(225.9)

Provision for (recovery of) income taxes	159.5	(232.3)
A significant portion of the company's earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate and may be significantly higher or lower. The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the quarters ended March 31 were as follows:

	First quarter
	2021					2020
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings (loss) before income taxes	370.1	393.3	15.9	202.8	982.1	(311.9)	(777.0)	(123.6)	(408.9)	(1,621.4)
Provision for (recovery of) income taxes	50.0	91.8	(5.4)	23.1	159.5	(41.6)	(159.5)	(7.5)	(23.7)	(232.3)
Net earnings (loss)	320.1	301.5	21.3	179.7	822.6	(270.3)	(617.5)	(116.1)	(385.2)	(1,389.1)
(1)    Includes Fairfax India and Fairfax Africa (deconsolidated on December 8, 2020).
(2)    Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.
(3)    Principally comprised of Brit, European Run-off (deconsolidated on March 31, 2020) and other associated holding company results.
(4)    Includes primarily companies in India, Asia and Europe (excluding the U.K.), and Allied World (the majority of Allied World's net earnings (loss) is sourced from outside the U.S. and the U.K.).
The increase in pre-tax profitability across all jurisdictions in the first quarter of 2021 compared to the first quarter of 2020 primarily reflected improved investment performance.
Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate for the quarters ended March 31 are presented in the following table:

	First quarter
	2021	2020

Canadian statutory income tax rate	26.5%	26.5%

Provision for (recovery of) income taxes at the Canadian statutory income tax rate	260.3	(429.7)
Non-taxable investment income	12.4	(69.1)
Tax rate differential on income and losses outside Canada	(69.4)	166.4
Change in unrecorded tax benefit of losses and temporary differences	(52.6)	79.2
Recovery relating to prior years	—	(0.1)
Foreign exchange effect	5.5	13.0
Change in tax rate for deferred income taxes	(1.4)	(7.8)
Other including permanent differences	4.7	15.8
Provision for (recovery of) income taxes	159.5	(232.3)
Non-taxable investment income of $12.4 in the first quarter of 2021 (2020 - $69.1) was principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains which are not taxable in Canada. Non-taxable investment income of $69.1 in the first quarter of 2020 also reflected a gain on deconsolidation of European Run-off that was not taxable in Canada or Barbados.
The tax rate differential on income and losses outside Canada of $69.4 in the first quarter of 2021 principally related to income taxed at lower rates in the U.S., Barbados, Asia and at Allied World. The tax rate differential on income and losses outside Canada of $166.4 in the first quarter of 2020 principally related to losses tax-effected at lower rates in the U.S. and Barbados, and at Brit and Allied World.

The change in unrecorded tax benefit of losses and temporary differences of $52.6 in the first quarter of 2021 principally related to the utilization of previously unrecorded deferred tax assets in Canada of $57.0. The change in unrecorded tax benefit of losses and temporary differences of $79.2 in the first quarter of 2020 principally related to unrecorded deferred tax assets in Canada and the U.K. of $55.4 and $22.6.

14.    Contingencies and Commitments
There were no significant changes to the company's contingencies and commitments at March 31, 2021 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2020.

15.    Acquisitions and Divestitures

Subsequent to March 31, 2021
Fairfax India's sale of Privi
On April 29, 2021 Fairfax India completed the sale of its 48.8% equity interest in Privi Speciality Chemicals Limited ("Privi") to certain affiliates of Privi's founders for $164.8 (12.2 billion Indian rupees). Fairfax India will deconsolidate the assets and liabilities of Privi in the second quarter of 2021.
Sale of non-controlling interest in Brit
On February 10, 2021 the company entered into an agreement pursuant to which OMERS, the pension plan for Ontario’s municipal employees, will acquire an approximate 14% equity interest in Brit for cash consideration of approximately $375. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the second quarter of 2021. After closing, the company will have the ability to repurchase OMERS’ interest in Brit over time.
Three months ended March 31, 2021
Sale of RiverStone Barbados to CVC Capital Partners
On December 2, 2020 the company entered into an agreement with CVC Capital Partners (“CVC”) whereby CVC will acquire 100% of RiverStone (Barbados) Ltd. ("RiverStone Barbados"). OMERS, the pension plan for Ontario’s municipal employees, will sell its 40.0% joint venture interest in RiverStone Barbados as part of the transaction. On closing the company expects to receive proceeds of approximately $730 for its 60.0% joint venture interest in RiverStone Barbados and a contingent value instrument for potential future proceeds of up to $235.7. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the second quarter of 2021.
Pursuant to the agreement with CVC, during the first quarter of 2021 the company entered into an arrangement with RiverStone Barbados to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados at specified prices totaling approximately $1.3 billion prior to the end of 2022. The company recorded this arrangement as a derivative instrument which resulted in a derivative obligation of $10.6 on the consolidated balance sheet at March 31, 2021, and a corresponding net loss on investments in the consolidated statement of earnings.

16.    Financial Risk Management
Overview
There were no significant changes to the types of the company's risk exposures or the processes used by the company for managing those risk exposures at March 31, 2021 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2020, except as discussed below.
COVID-19 pandemic
Given the uncertain and evolving situation resulting from COVID-19 including subsequent variants, it is difficult to predict the impact the pandemic will continue to have on the company’s businesses. The extent of the impact will depend on future developments including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19, including government mandated economic shutdowns. COVID-19 has adversely affected the company's operations across the various operating segments, with varying effects. The company's underwriting results in the first quarter of 2021 were affected by additional COVID-19 losses, primarily through business interruption exposures outside North America and event cancellation coverage. Additionally, the company expects its insurance and reinsurance operations to continue to experience a reduction in premiums written in certain segments where premiums are directly or indirectly linked to travel or economic activity. Certain of the company’s non-insurance operations continue to experience reductions in revenue and increased uncertainty due to current economic conditions, particularly those in the restaurant, retail and hospitality sectors whose business volumes are directly linked to the re-opening of the economy in the jurisdictions in which they operate.
Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and other underwriting expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. As discussed in the preceding section, COVID-19 has increased uncertainty and may adversely impact the company's future underwriting results. There were no other significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk at March 31, 2021 compared to December 31, 2020.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company, and arises predominantly from cash and short term investments, investments in bonds, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps). The decrease in bonds rated A/A was primarily due to net sales of high quality corporate bonds of $851.5. The increase in bonds rated BBB/Baa was primarily due to net purchases of India government bonds of $1,089.0, partially offset by net sales of high quality corporate bonds of $946.2. The increase in unrated bonds was primarily due to net purchases of unrated first mortgage loans and corporate bonds of $231.8. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher. There were no significant changes to the framework used to monitor, evaluate and manage credit risk at March 31, 2021 compared to December 31, 2020.
The composition of the company's investments in bonds classified according to the higher of each security's respective S&P and Moody's issuer credit rating was as follows:

	March 31, 2021			December 31, 2020
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	3,463.7	3,474.4	22.2	3,574.3	3,604.8	22.1
AA/Aa	715.7	735.2	4.7	779.1	805.1	4.9
A/A	3,036.2	3,129.8	20.1	3,856.5	4,086.6	25.1
BBB/Baa	4,377.4	4,663.5	29.9	4,157.4	4,590.8	28.2
BB/Ba	477.6	496.2	3.2	489.6	518.8	3.2
B/B	104.0	105.0	0.7	41.7	42.9	0.3
Lower than B/B	62.1	60.8	0.4	62.4	63.8	0.4
Unrated(1)	2,719.9	2,932.7	18.8	2,458.9	2,582.5	15.8
Total	14,956.6	15,597.6	100.0	15,419.9	16,295.3	100.0
(1)    Included in Level 3 are the company's investments in first mortgage loans at March 31, 2021 of $923.8 (December 31, 2020 - $775.4) secured by real estate primarily in the U.S., Europe and Canada.
Counterparties to Derivative Contracts
Derivative counterparty risk is the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by an agreement in the event of default by a counterparty, thereby permitting obligations owed by the company to that counterparty to be offset against amounts receivable from that counterparty (the “net settlement arrangements”). The company's net derivative counterparty risk was as follows assuming all derivative counterparties are simultaneously in default:

	March 31, 2021	December 31, 2020
Total derivative assets(1)	154.6	222.4
Obligations that may be offset under net settlement arrangements	(52.1)	(32.0)
Fair value of collateral deposited for the benefit of the company(2)	(92.7)	(124.3)
Excess collateral pledged by the company in favour of counterparties	1.6	11.7
Initial margin not held in segregated third party custodian accounts	5.5	5.6
Net derivative counterparty exposure after net settlement and collateral arrangements	16.9	83.4
(1)    Excludes equity warrants, equity call options and other derivatives which are not subject to counterparty risk.
(2)    Excludes excess collateral pledged by counterparties at March 31, 2021 of $29.9 (December 31, 2020 - $5.0).

Collateral deposited for the benefit of the company at March 31, 2021 consisted of cash of $81.9 and government securities of $40.7 (December 31, 2020 - $116.4 and $12.9). The company had not exercised its right to sell or repledge collateral at March 31, 2021.
Recoverable from Reinsurers
Credit risk arises on the company's recoverable from reinsurers to the extent reinsurers may be unable or unwilling to reimburse the company under the terms of reinsurance arrangements. During the first quarter of 2021 the company continued to conduct assessments of the creditworthiness of its reinsurers and concluded that no significant impairments had occurred. The provision for uncollectible reinsurance at March 31, 2021 is disclosed in note 9.
Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. At March 31, 2021 there was $500.0 drawn on the company's credit facility as added liquidity support for the insurance and reinsurance companies should it be needed. There were no other significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at March 31, 2021 compared to December 31, 2020.
The holding company's known significant commitments for the remainder of 2021 consist of payments of interest and corporate overhead expenses, preferred share dividends, income tax payments and other investment related activities. The company may also in 2021 make payments related to its credit facility, derivative contracts and capital support for its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
During the first quarter of 2021 the holding company received net cash of $298.7 (2020 - $2.1) and the insurance and reinsurance subsidiaries received net cash of $103.0 in connection with long equity total return swaps (excluding the impact of collateral requirements) (2020 - paid net cash of $257.2 in connection with long and short equity total return swaps).
Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures and aggregate equity exposure at the subsidiary and consolidated levels.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk decreased during the first quarter of 2021 primarily reflecting net sales of short to mid-dated high quality corporate bonds of $1,906.4, partially offset by net purchases of India government bonds of $1,089.0. There were no other significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at March 31, 2021 compared to December 31, 2020.
The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments, which the company believes to be reasonably possible in the current economic environment of the COVID-19 pandemic. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	March 31, 2021			December 31, 2020
	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	14,897.2	(576.6)	(4.5)	15,540.5	(624.5)	(4.6)
100 basis point increase	15,235.1	(298.4)	(2.3)	15,889.8	(335.2)	(2.5)
No change	15,597.6	—	—	16,295.3	—	—
100 basis point decrease	16,057.2	378.6	3.0	16,790.2	410.0	3.0
200 basis point decrease	16,578.9	808.1	6.3	17,348.4	871.6	6.5
(1)    Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at March 31, 2021 of $293.1 (December 31, 2020 - $330.8).

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As discussed in the preceding sections, the COVID-19 pandemic has increased market uncertainty and may adversely impact the fair value or future cash flows of the company's equity and equity-related holdings.
The company's exposure to equity price risk through its equity and equity-related holdings increased at March 31, 2021 compared to December 31, 2020 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position at March 31, 2021 and December 31, 2020 and results of operations for the three months ended March 31, 2021 and 2020:

	March 31, 2021		December 31, 2020		Three months ended March 31, 2021	Three months ended March 31, 2020
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)

Long equity exposures:
Common stocks	5,429.2	5,429.2	4,939.7	4,939.7	492.9	(840.3)
Preferred stocks – convertible(1)	31.9	31.9	27.9	27.9	3.6	0.5
Bonds – convertible	551.6	551.6	461.3	461.3	90.0	(23.3)
Investments in associates(1)	6,493.4	5,116.1	5,609.8	5,134.9	3.3	2.4
Deconsolidation of non-insurance subsidiaries	—	—	—	—	3.8	—
Derivatives and other invested assets:
Equity index total return swaps – long positions	175.8	(24.4)	—	—	(24.4)	—
Equity total return swaps – long positions	2,358.8	109.0	1,788.3	126.3	384.5	(72.4)
Equity warrants and options(2)	214.4	214.4	132.8	132.8	85.4	(144.9)
RiverStone Barbados investment purchase arrangement (note 15)	1,254.9	(10.6)	—	—	(10.6)	—
Total equity and equity related holdings	16,510.0	11,417.2	12,959.8	10,822.9	1,028.5	(1,078.0)

Short equity exposures:
Equity total return swaps – short positions	—	—	—	—	—	(125.8)
	—	—	—	—	—	(125.8)

Total equity exposures and financial effects	16,510.0		12,959.8		1,028.5	(1,203.8)
(1)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)    Includes the company's investment in Atlas warrants.

The company's exposure to equity and equity-related holdings measured at FVTPL, comprised of long equity exposures in the table above with the exception of investments in associates, totaled $10,016.6 at March 31, 2021 (December 31, 2020 - $7,350.0).

Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at March 31, 2021 compared to December 31, 2020.
On March 29, 2021 the company used the net proceeds from its issuance of Cdn$850.0 principal amount of unsecured senior notes due 2031 to redeem its unsecured senior notes with aggregate principal amount of Cdn$846.0 due 2022 and 2023. Contemporaneously with the redemptions, the company designated the carrying value of its Cdn$850.0 principal amount of unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries. See note 10 for details.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $27,307.2 at March 31, 2021 compared to $26,341.3 at December 31, 2020.
The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	March 31, 2021	December 31, 2020	March 31, 2021		December 31, 2020
Holding company cash and investments (net of derivative obligations)	1,296.6	1,229.4	1,296.6		1,229.4

Borrowings – holding company	6,088.0	5,580.6	6,088.0		5,580.6
Borrowings – insurance and reinsurance companies	929.5	1,033.4	929.5		1,033.4
Borrowings – non-insurance companies	2,017.4	2,200.0	—		—
Total debt	9,034.9	8,814.0	7,017.5		6,614.0

Net debt(1)	7,738.3	7,584.6	5,720.9		5,384.6

Common shareholders’ equity	12,951.7	12,521.1	12,951.7		12,521.1
Preferred stock	1,335.5	1,335.5	1,335.5		1,335.5
Non-controlling interests	3,985.1	3,670.7	1,958.0		1,831.8
Total equity	18,272.3	17,527.3	16,245.2		15,688.4

Net debt/total equity	42.3%	43.3%	35.2%		34.3%
Net debt/net total capital(2)	29.8%	30.2%	26.0%		25.6%
Total debt/total capital(3)	33.1%	33.5%	30.2%		29.7%
Interest coverage(4)	7.5x	1.6x	9.4x	(6)	3.3x	(6)
Interest and preferred share dividend distribution coverage(5)	6.8x	1.4x	8.4x	(6)	2.7x	(6)
(1)    Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).
(2)    Net total capital is calculated by the company as the sum of total equity and net debt.
(3)    Total capital is calculated by the company as the sum of total equity and total debt.
(4)    Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.
(5)    Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividends adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.
(6)    Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.
Changes in borrowings and non-controlling interests are described in note 10 and note 11 respectively.
Common shareholders’ equity increased to $12,951.7 at March 31, 2021 from $12,521.1 at December 31, 2020, primarily reflecting net earnings attributable to shareholders of Fairfax ($806.0), partially offset by payments of common and preferred share dividends ($283.2), purchases of subordinate voting shares for cancellation ($57.2) and for use in share-based payment awards ($27.6), and other comprehensive loss ($32.2, principally reflecting share of other comprehensive loss of associates of $56.8, partially offset by net unrealized foreign currency translation gains on foreign operations of $15.7).
The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio decreased to 29.8% at March 31, 2021 from 30.2% at December 31, 2020 as a result of increased net total capital, partially offset by increased net debt. The increase in net total capital was due to increases in total equity (reflecting increases in common shareholders' equity and non-controlling interests) and net debt. The increase in net debt was primarily due to increased total debt (reflecting higher borrowings by the holding company, partially offset by lower borrowings at the insurance and reinsurance and non-insurance companies). The consolidated total debt/total capital ratio excluding consolidated non-insurance companies increased to 30.2% at March 31, 2021 from 29.7% at December 31, 2020 due to increased total debt, partially offset by increased total capital (reflecting increases in total equity and total debt).

17.    Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. There were no significant changes to the identifiable assets and liabilities by reporting segment at March 31, 2021 compared to December 31, 2020.

An analysis of pre-tax income (loss) by reporting segment for the quarters ended March 31 is presented below:

Quarter ended March 31, 2021

	Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	409.7	1,157.2	800.9	271.7	678.6	1,408.2	128.2	573.5	5,428.0	—	—	—	—	5,428.0
Intercompany	0.2	29.0	3.6	—	6.3	16.6	0.3	33.9	89.9	—	—	—	(89.9)	—
	409.9	1,186.2	804.5	271.7	684.9	1,424.8	128.5	607.4	5,517.9	—	—	—	(89.9)	5,428.0
Net premiums written	374.4	1,031.9	666.0	265.3	385.5	1,027.2	60.6	335.0	4,145.9	—	—	—	—	4,145.9
Net premiums earned
External	409.8	944.8	642.8	172.5	441.5	777.0	57.0	285.0	3,730.4	—	—	—	—	3,730.4
Intercompany	(3.8)	13.9	(10.8)	(0.8)	2.5	(28.8)	(2.2)	30.0	—	—	—	—	—	—
	406.0	958.7	632.0	171.7	444.0	748.2	54.8	315.0	3,730.4	—	—	—	—	3,730.4
Underwriting expenses(1)	(353.3)	(947.5)	(627.8)	(151.3)	(436.9)	(704.7)	(51.5)	(308.4)	(3,581.4)	(20.5)	—	—	—	(3,601.9)
Underwriting profit (loss)	52.7	11.2	4.2	20.4	7.1	43.5	3.3	6.6	149.0	(20.5)	—	—	—	128.5
Interest income	13.4	37.2	20.6	4.5	12.5	27.9	3.7	11.7	131.5	3.4	0.2	20.3	(2.4)	153.0
Dividends	2.0	0.9	0.5	0.3	0.7	3.8	1.5	0.8	10.5	1.4	8.6	—	—	20.5
Investment expenses	(3.4)	(11.3)	(4.7)	(1.8)	(3.3)	(8.3)	(0.3)	(3.1)	(36.2)	(1.4)	(66.0)	(0.6)	98.6	(5.6)
Interest and dividends	12.0	26.8	16.4	3.0	9.9	23.4	4.9	9.4	105.8	3.4	(57.2)	19.7	96.2	167.9
Share of profit (loss) of associates	1.1	11.1	7.7	(0.1)	2.3	1.9	11.2	8.2	43.4	0.8	(1.9)	2.0	—	44.3
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,146.4	—	0.5	1,146.9
Expenses	—	—	—	—	—	—	—	—	—	—	(1,172.2)	—	2.7	(1,169.5)
	—	—	—	—	—	—	—	—	—	—	(25.8)	—	3.2	(22.6)
Operating income (loss)	65.8	49.1	28.3	23.3	19.3	68.8	19.4	24.2	298.2	(16.3)	(84.9)	21.7	99.4	318.1
Net gains (losses) on investments	116.2	177.0	97.2	22.5	(5.4)	47.4	(2.5)	45.7	498.1	42.3	64.6	237.0	—	842.0
Gain on deconsolidation of insurance subsidiaries	—	—	—	—	9.2	36.1	21.4	—	66.7	—	—	—	—	66.7
Interest expense	(0.3)	(1.6)	(1.1)	(0.9)	(4.1)	(7.1)	(0.1)	(0.4)	(15.6)	(0.2)	(38.2)	(111.8)	(0.3)	(166.1)
Corporate overhead and other	(3.4)	(3.5)	(10.4)	(2.2)	(2.9)	(12.8)	(2.5)	(0.1)	(37.8)	—	—	57.8	(98.6)	(78.6)
Pre-tax income (loss)	178.3	221.0	114.0	42.7	16.1	132.4	35.7	69.4	809.6	25.8	(58.5)	204.7	0.5	982.1
Income taxes														(159.5)
Net earnings														822.6

Attributable to:
Shareholders of Fairfax														806.0
Non-controlling interests														16.6
														822.6
(1)    Underwriting expenses for the quarter ended March 31, 2021 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE - accident year	210.1	676.0	409.5	106.6	262.7	530.7	37.0	189.3	2,421.9
Commissions	69.1	186.9	108.6	19.2	105.2	64.4	7.2	59.0	619.6
Other underwriting expenses	62.7	89.3	111.7	48.6	80.4	109.0	14.8	66.7	583.2
Underwriting expenses - accident year	341.9	952.2	629.8	174.4	448.3	704.1	59.0	315.0	3,624.7
Net (favourable) adverse reserve development	11.4	(4.7)	(2.0)	(23.1)	(11.4)	0.6	(7.5)	(6.6)	(43.3)
Underwriting expenses - calendar year	353.3	947.5	627.8	151.3	436.9	704.7	51.5	308.4	3,581.4

Quarter ended March 31, 2020

Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off(1)	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	344.1	930.9	768.8	257.9	614.4	1,103.8	122.4	486.9	4,629.2	146.5	—	—	—	4,775.7
Intercompany	0.3	20.0	8.3	—	4.8	14.8	—	24.1	72.3	—	—	—	(72.3)	—
	344.4	950.9	777.1	257.9	619.2	1,118.6	122.4	511.0	4,701.5	146.5	—	—	(72.3)	4,775.7
Net premiums written	309.0	864.3	650.5	254.2	447.8	801.4	60.7	312.0	3,699.9	146.5	—	—	—	3,846.4
Net premiums earned
External	338.5	812.9	607.6	164.3	394.0	611.5	59.2	270.4	3,258.4	129.4	—	—	—	3,387.8
Intercompany	(5.3)	4.6	(4.9)	(0.6)	3.4	(8.4)	(3.6)	16.3	1.5	(1.5)	—	—	—	—
	333.2	817.5	602.7	163.7	397.4	603.1	55.6	286.7	3,259.9	127.9	—	—	—	3,387.8
Underwriting expenses(2)	(321.7)	(804.8)	(587.0)	(143.8)	(394.1)	(569.0)	(57.1)	(279.3)	(3,156.8)	(146.7)	—	—	—	(3,303.5)
Underwriting profit (loss)	11.5	12.7	15.7	19.9	3.3	34.1	(1.5)	7.4	103.1	(18.8)	—	—	—	84.3
Interest income	17.7	46.3	26.9	7.5	20.9	36.9	4.1	13.0	173.3	11.6	7.1	17.0	(2.3)	206.7
Dividends	1.5	2.2	0.3	0.2	0.5	5.1	2.1	0.8	12.7	1.4	3.8	0.1	—	18.0
Investment expenses	(2.6)	(6.2)	(3.6)	(1.8)	(2.8)	(7.4)	(0.3)	(1.9)	(26.6)	(3.9)	43.6	(1.0)	(18.9)	(6.8)
Interest and dividends	16.6	42.3	23.6	5.9	18.6	34.6	5.9	11.9	159.4	9.1	54.5	16.1	(21.2)	217.9
Share of profit (loss) of associates	(8.6)	15.0	(21.0)	(12.8)	(13.1)	10.7	3.7	(10.8)	(36.9)	(13.1)	6.2	(161.4)	—	(205.2)
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,181.0	—	—	1,181.0
Expenses	—	—	—	—	—	—	—	—	—	—	(1,275.7)	—	2.4	(1,273.3)
	—	—	—	—	—	—	—	—	—	—	(94.7)	—	2.4	(92.3)
Operating income (loss)	19.5	70.0	18.3	13.0	8.8	79.4	8.1	8.5	225.6	(22.8)	(34.0)	(145.3)	(18.8)	4.7
Net gains (losses) on investments	(126.7)	(309.4)	(268.6)	(60.3)	(84.9)	(183.7)	(41.0)	(139.2)	(1,213.8)	(178.1)	(141.7)	(5.9)	—	(1,539.5)
Gain (loss) on deconsolidation of insurance subsidiary	—	(30.5)	(25.8)	—	—	—	—	—	(56.3)	(9.0)	—	182.4	—	117.1
Interest expense	(0.3)	(1.9)	(1.3)	(1.0)	(4.7)	(7.3)	(0.1)	(0.5)	(17.1)	(1.7)	(46.2)	(50.6)	(0.1)	(115.7)
Corporate overhead and other	(1.2)	(0.8)	(4.6)	(2.0)	(2.3)	(18.3)	(2.8)	—	(32.0)	—	—	(74.9)	18.9	(88.0)
Pre-tax loss	(108.7)	(272.6)	(282.0)	(50.3)	(83.1)	(129.9)	(35.8)	(131.2)	(1,093.6)	(211.6)	(221.9)	(94.3)	—	(1,621.4)
Income taxes														232.3
Net loss														(1,389.1)

Attributable to:
Shareholders of Fairfax														(1,259.3)
Non-controlling interests														(129.8)
														(1,389.1)
(1)    Includes European Run-off prior to its deconsolidation on March 31, 2020.
(2)    Underwriting expenses for the quarter ended March 31, 2020 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE - accident year	211.1	601.0	375.4	104.9	238.0	408.2	38.6	174.6	2,151.8
Commissions	54.8	168.0	102.7	18.8	102.9	58.2	8.4	52.4	566.2
Other underwriting expenses	52.6	78.1	110.1	47.7	67.6	102.6	14.8	61.6	535.1
Underwriting expenses - accident year	318.5	847.1	588.2	171.4	408.5	569.0	61.8	288.6	3,253.1
Net (favourable) adverse reserve development	3.2	(42.3)	(1.2)	(27.6)	(14.4)	—	(4.7)	(9.3)	(96.3)
Underwriting expenses - calendar year	321.7	804.8	587.0	143.8	394.1	569.0	57.1	279.3	3,156.8

Revenue and expenses of the Non-insurance companies reporting segment were comprised as follows for the three months ended March 31:

	Restaurants and retail(1)		Fairfax India(2)		Thomas Cook India(3)		Other(4)		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	345.5	385.8	97.4	84.3	52.6	160.7	650.9	550.2	1,146.4	1,181.0
Expenses	(361.2)	(473.1)	(83.5)	(74.3)	(61.6)	(170.3)	(665.9)	(558.0)	(1,172.2)	(1,275.7)
Pre-tax income (loss) before interest expense and other	(15.7)	(87.3)	13.9	10.0	(9.0)	(9.6)	(15.0)	(7.8)	(25.8)	(94.7)
Interest and dividends	1.5	2.0	(58.7)	48.9	—	—	—	3.6	(57.2)	54.5
Share of profit (loss) of associates	0.3	0.1	(2.8)	7.0	(0.1)	(2.6)	0.7	1.7	(1.9)	6.2
Operating income (loss)	(13.9)	(85.2)	(47.6)	65.9	(9.1)	(12.2)	(14.3)	(2.5)	(84.9)	(34.0)
Net gains (losses) on investments	13.0	(21.7)	49.0	(83.5)	(3.4)	1.0	6.0	(37.5)	64.6	(141.7)
Pre-tax income (loss) before interest expense	(0.9)	(106.9)	1.4	(17.6)	(12.5)	(11.2)	(8.3)	(40.0)	(20.3)	(175.7)
(1)    Comprised of Recipe, Toys "R" Us Canada, Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.
(2)    Comprised of Fairfax India and its subsidiaries NCML, Fairchem, Privi and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.
(3)    Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(4)    Comprised primarily of AGT, Dexterra Group (formerly Horizon North, acquired on May 29, 2020), Mosaic Capital, Boat Rocker, Pethealth, Farmers Edge (consolidated on July 1, 2020), Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020), and Rouge Media (deconsolidated on January 1, 2021).

18.    Expenses
Expenses in the consolidated statement of earnings for the three months ended March 31 were comprised as follows:

	First quarter
	2021			2020
	Insurance and reinsurance companies	Non-insurance companies	Total	Insurance and reinsurance companies	Non-insurance companies	Total
Losses and loss adjustment expenses	2,281.5	—	2,281.5	2,105.2	—	2,105.2
Cost of sales	—	710.8	710.8	—	763.0	763.0
Wages and salaries	368.0	163.1	531.1	333.6	194.7	528.3
Depreciation, amortization and impairment charges	60.8	115.4	176.2	59.8	145.2	205.0
Employee benefits	88.5	30.0	118.5	93.5	29.5	123.0
Premium taxes	65.9	—	65.9	59.3	—	59.3
Information technology costs	49.5	8.1	57.6	46.8	6.7	53.5
Marketing, shipping and delivery	7.5	40.4	47.9	6.3	42.6	48.9
Audit, legal and other professional fees	33.8	8.7	42.5	32.1	11.2	43.3
Share-based payments to directors and employees	33.6	4.2	37.8	24.0	(3.5)	20.5
Utilities, repairs and maintenance	3.0	34.1	37.1	3.2	30.5	33.7
Administrative expense and other	68.9	54.7	123.6	69.7	53.4	123.1
Losses on claims, net, operating expenses and other expenses(1)(2)	3,061.0	1,169.5	4,230.5	2,833.5	1,273.3	4,106.8
Commissions, net (note 9)(3)	619.5	—	619.5	558.0	—	558.0
Interest expense (note 10)(3)(4)	127.9	38.2	166.1	69.4	46.3	115.7
	3,808.4	1,207.7	5,016.1	3,460.9	1,319.6	4,780.5
(1)    Expenses of the insurance and reinsurance companies, excluding commissions, net and interest expense, are included in losses on claims, net and operating expenses in the consolidated statement of earnings.
(2)    Expenses of the non-insurance companies, excluding commissions, net and interest expense.
(3)    Presented as separate lines in the consolidated statement of earnings.
(4)    Interest expense included loss on redemption of borrowings of the holding company in the first quarter of 2021.
During the first quarter of 2021 the Non-insurance companies reporting segment recognized COVID-19-related government wage assistance of $25.0 (2020 - nil) as a reduction of other expenses in the consolidated statement of earnings.

19.    Supplementary Cash Flow Information
Cash and cash equivalents included on the consolidated balance sheets were comprised as follows:

	March 31, 2021
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	99.9	102.0	201.9	31.8	—	31.8	131.7	102.0	233.7
Holding company assets pledged for derivative obligations	—	10.9	10.9	—	—	—	—	10.9	10.9
Subsidiary cash and short term investments	3,163.6	1,911.1	5,074.7	383.7	325.0	708.7	3,547.3	2,236.1	5,783.4
Fairfax India	26.6	37.0	63.6	3.3	13.4	16.7	29.9	50.4	80.3
	3,290.1	2,061.0	5,351.1	418.8	338.4	757.2	3,708.9	2,399.4	6,108.3

	December 31, 2020
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	81.9	192.3	274.2	5.8	—	5.8	87.7	192.3	280.0
Subsidiary cash and short term investments	2,736.0	1,398.6	4,134.6	349.4	402.5	751.9	3,085.4	1,801.1	4,886.5
Fairfax India	36.0	22.3	58.3	31.9	—	31.9	67.9	22.3	90.2
	2,853.9	1,613.2	4,467.1	387.1	402.5	789.6	3,241.0	2,015.7	5,256.7
Details of certain cash flows included in the consolidated statements of cash flows for the three months ended March 31 were as follows:

	First quarter
	2021	2020
Net (purchases) sales of investments classified at FVTPL
Short term investments	(781.5)	1,377.1
Bonds	523.0	(998.0)
Preferred stocks	(0.6)	(11.4)
Common stocks	63.6	121.4
Net Derivatives	383.4	(290.4)
	187.9	198.7

Net interest and dividends received
Interest and dividends received	168.8	201.4
Interest paid on borrowings	(94.1)	(80.7)
Interest paid on lease liabilities	(14.3)	(14.2)
	60.4	106.5

Net income taxes paid	(48.7)	(39.2)

20.    Related Party Transactions
Transactions with associates
HFP unsecured debentures and warrants
On March 31, 2021 the company invested $100.0 in HFP unsecured debentures and warrants as described in note 6.
RiverStone Barbados portfolio investments
During the first quarter of 2021 the company entered into an arrangement to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados pursuant to the transaction described in note 15.
Fairfax consolidated internal investment funds
During the first quarter of 2021 Eurolife invested $80.0 in a Fairfax consolidated internal investment fund as described in note 11.
Transactions with subsidiaries
Thomas Cook India preferred shares
During the first quarter of 2021 the company invested $60.0 in Thomas Cook India preferred shares through a private placement. This intercompany shareholding is eliminated in the company's consolidated financial reporting.
Fairfax India Senior Notes Offering
On February 26, 2021 the company's insurance and reinsurance subsidiaries purchased $45.0 principal amount of Fairfax India's 5.00% unsecured senior notes pursuant to the offering described in note 10.
Fairfax India Performance Fee Receivable
On March 5, 2021 the holding company received 546,263 newly issued Fairfax India subordinate voting shares as settlement of an intercompany performance fee receivable of $5.2 pursuant to its investment advisory agreement with Fairfax India as the increase in Fairfax India's book value per share (common shareholders' equity divided by the number of common shares effectively outstanding) over the period from January 1, 2018 to December 31, 2020 exceeded a specified threshold.
Fairfax India's sale of Privi
Subsequent to March 31, 2021, on April 29, 2021 Fairfax India completed the sale of its 48.8% equity interest in Privi to certain affiliates of Privi's founders as described in note 15.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of April 29, 2021)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three months ended March 31, 2021, and the notes to the MD&A contained in the company's 2020 Annual Report.

(2)Management analyzes and assesses the underlying insurance and reinsurance and run-off operations, and the financial position of the consolidated group, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to similar measures presented by other companies.

(3)The company presents information on gross premiums written and net premiums written throughout this MD&A. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These performance measures are used in the insurance industry and by management primarily to evaluate business volumes.

(4)The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (losses on claims expressed as a percentage of net premiums earned) and the expense ratio (commissions and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (losses on claims excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio) and combined ratio points (expressing a particular loss such as a catastrophe loss as a percentage of net premiums earned). All of the ratios described above are calculated from information disclosed in note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2021 and are used by management for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry.

(5)The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or an individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or an individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms “total return swap expense" and "total return swap income" refer to the net dividends and interest paid and received respectively on the company's long and short equity total return swaps. Interest and dividends as presented in the consolidated statement of earnings includes total return swap expense or income.

(6)The measures "pre-tax income (loss) before net gains (losses) on investments", "net realized gains (losses) on investments", "pre-tax income (loss) including net realized gains (losses) on investments" and "net change in unrealized gains (losses) on investments" are presented separately in this MD&A, consistent with the manner in which management reviews the results of the company's investment management strategies. The two measures "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are performance measures derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the interim consolidated financial statements for the three months ended March 31, 2021, and their sum is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings.

(7)In this MD&A "long equity exposures" and "short equity exposures" refer to long and short positions respectively, in equity and equity-related instruments held for investment purposes, and "net equity exposures and financial effects" refers to the company's long equity exposures net of its short equity exposures. "Long equity exposures" exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long term strategic holdings. For details, see note 16 (Financial Risk Management, under the heading of "Market risk") to the interim consolidated financial statements for the three months ended March 31, 2021.

(8)Ratios presented in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those ratios are used by the company to assess the amount of leverage employed in its operations. The company also presents an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's interim consolidated financial statements for the three months ended March 31, 2021 and are explained in note 16 (Financial Risk Management, under the heading of "Capital Management") thereto.

(9)Book value per basic share is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 11 (Total Equity, under the heading of "Common stock") respectively to the interim consolidated financial statements for the three months ended March 31, 2021.

(10)References in this MD&A to the company's insurance and reinsurance operations do not include the company's run-off operations, consistent with the presentation in note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2021.

(11)Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented for the insurance and reinsurance subsidiaries in this MD&A as management believes this amount to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This performance measure is calculated from amounts that comprise cash provided by (used in) operating activities in the consolidated statement of cash flows.

Business Developments
    Acquisitions and Divestitures
For a description of these transactions, see note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2021.
    COVID-19
For a discussion of the impacts of the COVID-19 pandemic, see note 16 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2021.

Sources of Income
Income in the interim consolidated financial statements for the quarters ended March 31, 2021 and 2020 is shown in the table that follows.

	First quarter
	2021	2020
Net premiums earned - Insurance and Reinsurance
Northbridge	406.0	333.2
Odyssey Group	958.7	817.5
Crum & Forster	632.0	602.7
Zenith National	171.7	163.7
Brit	444.0	397.4
Allied World	748.2	603.1
Fairfax Asia	54.8	55.6
Other	315.0	286.7
	3,730.4	3,259.9
Run-off	—	127.9
	3,730.4	3,387.8
Interest and dividends	167.9	217.9
Share of profit (loss) of associates	44.3	(205.2)
Net gains (losses) on investments	842.0	(1,539.5)
Gain on deconsolidation of insurance subsidiaries	66.7	117.1
Other revenue(1)	1,146.9	1,181.0
	5,998.2	3,159.1
(1)    Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by Recipe, Thomas Cook India and its subsidiary Sterling Resorts, AGT, Toys "R" Us Canada, and Fairfax India and its subsidiaries NCML, Fairchem, Privi and Saurashtra Freight. Also included is the revenue earned by Mosaic Capital, Boat Rocker, Dexterra Group (formerly Horizon North (acquired on May 29, 2020)), Praktiker, Sporting Life, Golf Town, Pethealth, Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020), Farmers Edge (consolidated on July 1, 2020), Kitchen Stuff Plus, Rouge Media (deconsolidated on January 1, 2021) and William Ashley.
Income of $5,998.2 in the first quarter of 2021 increased from $3,159.1 in the first quarter of 2020 principally as a result of net gains on investments and share of profit of associates in the first quarter of 2021 compared to net losses on investments and share of loss of associates in the first quarter of 2020, and increased net premiums earned, partially offset by decreases in other revenue, interest and dividends, and gain on the deconsolidation of insurance subsidiaries.
The increase in net premiums earned by the company’s insurance and reinsurance operations in the first quarter of 2021 reflected increases at Allied World ($145.1, 24.1%), Odyssey Group ($141.2, 17.3%), Northbridge ($72.8, 21.8%, inclusive of the favourable effect of foreign currency translation), Brit ($46.6, 11.7%), Crum & Forster ($29.3, 4.9%), Insurance and Reinsurance – Other ($28.3, 9.9%) and Zenith National ($8.0, 4.9%), partially offset by a nominal decrease at Fairfax Asia ($0.8, 1.4%). Net premiums earned at Run-off in the first quarter of 2020 principally reflected the first quarter 2020 Part VII transfer and reinsurance transactions described in the Run-off section of this MD&A.
An analysis of interest and dividends, share of profit (loss) of associates and net gains (losses) on investments for the quarters ended March 31, 2021 and 2020 is provided in the Investments section of this MD&A.
Gain on deconsolidation of insurance subsidiaries of $66.7 in the first quarter of 2021 reflected a gain of $36.1 recorded by Allied World on disposition of its majority interest in Vault Insurance and other modest gains recorded by the insurance and reinsurance subsidiaries. Gain on deconsolidation of insurance subsidiaries of $117.1 in the first quarter of 2020 related to the deconsolidation of European Run-off as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.
The decrease in other revenue to $1,146.9 in the first quarter of 2021 from $1,181.0 in the first quarter of 2020 principally reflected temporary closures and other economic effects related to the COVID-19 pandemic at the company's Non-insurance companies reporting segment primarily affecting Thomas Cook India and Restaurants and retail, and the deconsolidation of Fairfax Africa on December 8, 2020, partially offset by increased revenue in the first quarter of 2021 at Dexterra Group (reflecting the reverse acquisition of Horizon North on May 29, 2020), increased revenue at AGT, and the consolidation of Farmers Edge on July 1, 2020. Refer to the Non-insurance companies section of this MD&A for details.

The table which follows presents net premiums written by the company’s insurance and reinsurance operations.

	First quarter
Net premiums written - Insurance and Reinsurance	2021	2020	% change year-over-year
Northbridge	374.4	309.0	21.2%
Odyssey Group	1,031.9	864.3	19.4%
Crum & Forster	666.0	650.5	2.4%
Zenith National	265.3	254.2	4.4%
Brit	385.5	447.8	(13.9)%
Allied World	1,027.2	801.4	28.2%
Fairfax Asia	60.6	60.7	(0.2)%
Other	335.0	312.0	7.4%
	4,145.9	3,699.9	12.1%

Northbridge’s net premiums written increased by 21.2% in the first quarter of 2021. In Canadian dollar terms, Northbridge’s net premiums written increased by 14.1%, reflecting new business, strong retention of renewal business and rate increases.
Odyssey Group's net premiums written increased by 19.4% in the first quarter of 2021, primarily reflecting increased business volume across all divisions, principally U.S. Insurance (primarily growth in U.S. crop, financial products and professional liability), North America (primarily growth in U.S. casualty reinsurance), London Market (primarily general liability and directors and officers liability insurance at Newline) and EuroAsia (primarily property and motor), partially offset by growth in business with higher cession rates, principally in U.S. Insurance.
Crum & Forster's net premiums written increased by 2.4% in the first quarter of 2021, principally reflecting growth in Branded Lines (primarily commercial multi-peril and property), Commercial Lines (primarily umbrella and general liability) and Surplus & Specialty (primarily umbrella).
Zenith National's net premiums written increased by 4.4% in the first quarter of 2021, primarily reflecting the partial unwinding of provisions for premium adjustments made in 2020 associated with expected reduced payroll exposure from COVID-19 and growth in other property and casualty lines, partially offset by rate decreases in the workers' compensation business.
Brit's net premiums written decreased by 13.9% in the first quarter of 2021, primarily reflecting the purchase of multi-year reinsurance protection for a range of U.S. catastrophe perils, decreases in certain London insurance lines of business (primarily programs and facilities) and certain London reinsurance lines of business (primarily casualty treaty), partially offset by the launch of Ki Insurance in the fourth quarter of 2020, increases in certain London insurance lines of business (primarily professional liability, property, and specialty marine), Overseas Distribution (primarily casualty and public entity non-profit) and certain London reinsurance lines of business (primarily property treaty). Excluding the effect of the multi-year reinsurance protection, which increased ceded premium by $93.0 in the first quarter of 2021, net premiums written increased by 6.9%.
Allied World's net premiums written increased by 28.2% in the first quarter of 2021, primarily reflecting new business and rate increases across both the insurance segment (principally the North America and Global Markets platforms relating to professional lines and excess casualty) and the reinsurance segment (principally related to North American lines of business) and increased premium retention (primarily in casualty lines of business).
Fairfax Asia's net premiums written decreased marginally by 0.2% in the first quarter of 2021, primarily related to decreased business volume in lines of business which are principally retained, partially offset by growth in other lines of business.
Insurance and Reinsurance – Other's net premiums written increased by 7.4% in the first quarter of 2021, primarily reflecting increases at Group Re, Fairfax CEE (Polish Re and Colonnade) and Fairfax Brasil, partially offset by decreased premium retention at Fairfax Latam (primarily related to a quota share agreement at La Meridional Argentina) and Bryte Insurance.

Sources of Net Earnings
The table below presents the sources of the company's net earnings for the three months ended March 31, 2021 and 2020 using amounts presented in note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2021, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. In that table, combined ratios and underwriting results for each of the insurance and reinsurance segments is shown separately. Operating income (loss) as presented for the insurance and reinsurance, Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company's investment management strategies.

	First quarter
Combined ratios - Insurance and Reinsurance	2021	2020
Northbridge	87.0%	96.5%
Odyssey Group	98.8%	98.5%
Crum & Forster	99.3%	97.4%
Zenith National	88.1%	87.9%
Brit	98.4%	99.2%
Allied World	94.2%	94.3%
Fairfax Asia	94.0%	102.7%
Other	97.9%	97.4%
Consolidated	96.0%	96.8%

Sources of net earnings
Underwriting - Insurance and Reinsurance
Northbridge	52.7	11.5
Odyssey Group	11.2	12.7
Crum & Forster	4.2	15.7
Zenith National	20.4	19.9
Brit	7.1	3.3
Allied World	43.5	34.1
Fairfax Asia	3.3	(1.5)
Other	6.6	7.4
Underwriting profit - insurance and reinsurance	149.0	103.1
Interest and dividends - insurance and reinsurance	105.8	159.4
Share of profit (loss) of associates - insurance and reinsurance	43.4	(36.9)
Operating income - insurance and reinsurance	298.2	225.6
Run-off (excluding net gains (losses) on investments)	(16.3)	(22.8)
Non-insurance companies reporting segment (excluding net gains (losses) on investments)	(84.9)	(34.0)
Interest expense	(166.1)	(115.7)
Corporate overhead and other	42.5	(252.1)
Gain on deconsolidation of insurance subsidiaries	66.7	117.1
Pre-tax income (loss) before net gains (losses) on investments	140.1	(81.9)
Net realized gains (losses) on investments	198.0	(57.3)
Pre-tax income (loss) including net realized gains (losses) on investments	338.1	(139.2)
Net change in unrealized gains (losses) on investments	644.0	(1,482.2)
Pre-tax income (loss)	982.1	(1,621.4)
Income taxes	(159.5)	232.3
Net earnings (loss)	822.6	(1,389.1)

Attributable to:
Shareholders of Fairfax	806.0	(1,259.3)
Non-controlling interests	16.6	(129.8)
	822.6	(1,389.1)

Net earnings (loss) per share	$30.44	$(47.38)
Net earnings (loss) per diluted share	$28.91	$(47.38)
Cash dividends paid per share	$10.00	$10.00

The company's insurance and reinsurance operations produced underwriting profit of $149.0 (combined ratio of 96.0%) in the first quarter of 2021 compared to underwriting profit of $103.1 (combined ratio of 96.8%) in the first quarter of 2020.
The decrease in the combined ratio in the first quarter of 2021 compared to the first quarter of 2020 principally reflected decreased current period COVID-19 losses and growth in net premiums earned, including rate increases across most lines of business relative to modest changes in underwriting expenses, partially offset by increased current period catastrophe losses and decreased net favourable prior year reserve development.
The following table presents the components of the company's combined ratios for the three months ended March 31, 2021 and 2020:

	First quarter
	2021	2020
Underwriting profit - insurance and reinsurance	149.0	103.1

Loss & LAE - accident year	64.9%	66.0%
Commissions	16.6%	17.4%
Underwriting expense	15.7%	16.4%
Combined ratio - accident year	97.2%	99.8%
Net favourable reserve development	(1.2)%	(3.0)%
Combined ratio - calendar year	96.0%	96.8%
Net (favourable) adverse prior year reserve development for the three months ended March 31, 2021 and 2020 was comprised as follows:

	First quarter
Insurance and Reinsurance	2021(1)	2020
Northbridge	11.4	3.2
Odyssey Group	(4.7)	(42.3)
Crum & Forster	(2.0)	(1.2)
Zenith National	(23.1)	(27.6)
Brit	(11.4)	(14.4)
Allied World	0.6	—
Fairfax Asia	(7.5)	(4.7)
Other	(6.6)	(9.3)
Net favourable claims reserve development	(43.3)	(96.3)
(1)    Includes net adverse prior year reserve development of COVID-19 losses of $27.0, primarily at Odyssey Group related to business interruption exposures outside North America.
Current period catastrophe losses and COVID-19 losses for the three months ended March 31, 2021 and 2020 were comprised as follows:

	First quarter
	2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
U.S. winter storms	160.3	4.3		—	—
Other	50.5	1.4		105.7	3.2
Total catastrophe losses	210.8	5.7		105.7	3.2
COVID-19 losses(2)	19.4	0.5		84.3	2.6
	230.2	6.2	points	190.0	5.8	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the first quarter of 2021 were comprised primarily of event cancellation coverage (approximately 47%) and accident and health exposures (approximately 47%). COVID-19 losses in the first quarter of 2020 were comprised primarily of business interruption exposures (approximately 62%, principally from business outside North America) and event cancellation coverage (approximately 33%).
The commission expense ratio decreased to 16.6% in the first quarter of 2021 from 17.4% in the first quarter of 2020 primarily reflecting lower commission expense ratios at Allied World (primarily reflecting lower average gross commissions, primarily in the insurance segment), Odyssey Group (primarily reflecting changes in the mix of business written), and Brit (primarily reflecting changes in the mix of business written, underwriting efforts to decrease acquisition costs and increased fee income).
The underwriting expense ratio decreased to 15.7% in the first quarter of 2021 from 16.4% in the first quarter of 2020, primarily reflecting lower underwriting expense ratios at Allied World, Odyssey Group and Crum & Forster (principally reflecting increased net premiums earned relative to modest increases in other underwriting expenses), partially offset by an increase at Brit (principally reflecting increased other underwriting expenses, partially offset by increased fee income).

Other underwriting expenses increased to $583.2 in the first quarter of 2021 from $535.1 in the first quarter of 2020, primarily reflecting increased business volumes at Brit, Odyssey Group, Northbridge and Allied World. For further details refer to note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2021.
Operating expenses as presented in the consolidated statement of earnings increased to $684.8 in the first quarter of 2021 from $655.5 in the first quarter of 2020, primarily reflecting increased other underwriting expenses of the insurance and reinsurance operations (as described in the preceding paragraph) and subsidiary holding companies' corporate overhead, partially offset by lower Fairfax holding companies' corporate overhead (refer to the Corporate Overhead and Other section in this MD&A for further details).
Other expenses as presented in the consolidated statement of earnings decreased to $1,169.5 in the first quarter of 2021 from $1,273.3 in the first quarter of 2020, principally reflecting temporary closures and other economic effects related to the COVID-19 pandemic at Restaurants and retail and Thomas Cook India, and the deconsolidation of Fairfax Africa on December 8, 2020, partially offset by increased expenses at Dexterra Group (reflecting the reverse acquisition of Horizon North on May 29, 2020) and AGT (reflecting higher business volume), and the consolidation of Farmers Edge on July 1, 2020. The decrease at Restaurants and retail was also due to the inclusion of COVID-19 related non-cash impairment charges, principally on right-of-use assets and finance lease receivables related to Recipe's restaurant portfolio restructuring in the first quarter of 2020. Refer to the Non-insurance companies section of this MD&A for further details.
An analysis of interest and dividends, share of profit (loss) of associates and net gains (losses) on investments for the three months ended March 31, 2021 and 2020 is provided in the Investments section of this MD&A.
Net earnings attributable to shareholders of Fairfax of $806.0 (net earnings of $30.44 per basic share and $28.91 per diluted share) in the first quarter of 2021 compared to net loss of $1,259.3 (net loss of $47.38 per basic share and diluted share) in the first quarter of 2020 principally reflected net gains on investments (compared to net losses on investments) and higher operating income at the insurance and reinsurance operations (reflecting increased underwriting profit and share of profit of associates, partially offset by lower interest and dividends), partially offset by a provision for income taxes (compared to a recovery of income taxes).

Net Earnings by Reporting Segment
The company's sources of net earnings by reporting segment are set out below for the quarters ended March 31, 2021 and 2020. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the company, primarily to Odyssey Group, Allied World and Group Re.
Quarter ended March 31, 2021

	Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non- insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	409.9	1,186.2	804.5	271.7	684.9	1,424.8	128.5	607.4	5,517.9	—	—	—	(89.9)	5,428.0
Net premiums written	374.4	1,031.9	666.0	265.3	385.5	1,027.2	60.6	335.0	4,145.9	—	—	—	—	4,145.9
Net premiums earned	406.0	958.7	632.0	171.7	444.0	748.2	54.8	315.0	3,730.4	—	—	—	—	3,730.4
Underwriting profit (loss)	52.7	11.2	4.2	20.4	7.1	43.5	3.3	6.6	149.0	(20.5)	—	—	—	128.5
Interest and dividends	12.0	26.8	16.4	3.0	9.9	23.4	4.9	9.4	105.8	3.4	(57.2)	19.7	96.2	167.9
Share of profit (loss) of associates	1.1	11.1	7.7	(0.1)	2.3	1.9	11.2	8.2	43.4	0.8	(1.9)	2.0	—	44.3
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	(25.8)	—	3.2	(22.6)
Operating income (loss)	65.8	49.1	28.3	23.3	19.3	68.8	19.4	24.2	298.2	(16.3)	(84.9)	21.7	99.4	318.1
Net gains (losses) on investments	116.2	177.0	97.2	22.5	(5.4)	47.4	(2.5)	45.7	498.1	42.3	64.6	237.0	—	842.0
Gain on deconsolidation of insurance subsidiaries	—	—	—	—	9.2	36.1	21.4	—	66.7	—	—	—	—	66.7
Interest expense	(0.3)	(1.6)	(1.1)	(0.9)	(4.1)	(7.1)	(0.1)	(0.4)	(15.6)	(0.2)	(38.2)	(111.8)	(0.3)	(166.1)
Corporate overhead and other	(3.4)	(3.5)	(10.4)	(2.2)	(2.9)	(12.8)	(2.5)	(0.1)	(37.8)	—	—	57.8	(98.6)	(78.6)
Pre-tax income (loss)	178.3	221.0	114.0	42.7	16.1	132.4	35.7	69.4	809.6	25.8	(58.5)	204.7	0.5	982.1
Income taxes														(159.5)
Net earnings														822.6

Attributable to:
Shareholders of Fairfax														806.0
Non-controlling interests														16.6
														822.6

Quarter ended March 31, 2020

Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non- insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	344.4	950.9	777.1	257.9	619.2	1,118.6	122.4	511.0	4,701.5	146.5	—	—	(72.3)	4,775.7
Net premiums written	309.0	864.3	650.5	254.2	447.8	801.4	60.7	312.0	3,699.9	146.5	—	—	—	3,846.4
Net premiums earned	333.2	817.5	602.7	163.7	397.4	603.1	55.6	286.7	3,259.9	127.9	—	—	—	3,387.8
Underwriting profit (loss)	11.5	12.7	15.7	19.9	3.3	34.1	(1.5)	7.4	103.1	(18.8)	—	—	—	84.3
Interest and dividends	16.6	42.3	23.6	5.9	18.6	34.6	5.9	11.9	159.4	9.1	54.5	16.1	(21.2)	217.9
Share of profit (loss) of associates	(8.6)	15.0	(21.0)	(12.8)	(13.1)	10.7	3.7	(10.8)	(36.9)	(13.1)	6.2	(161.4)	—	(205.2)
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	(94.7)	—	2.4	(92.3)
Operating income (loss)	19.5	70.0	18.3	13.0	8.8	79.4	8.1	8.5	225.6	(22.8)	(34.0)	(145.3)	(18.8)	4.7
Net losses on investments	(126.7)	(309.4)	(268.6)	(60.3)	(84.9)	(183.7)	(41.0)	(139.2)	(1,213.8)	(178.1)	(141.7)	(5.9)	—	(1,539.5)
Gain (loss) on sale of insurance subsidiary	—	(30.5)	(25.8)	—	—	—	—	—	(56.3)	(9.0)	—	182.4	—	117.1
Interest expense	(0.3)	(1.9)	(1.3)	(1.0)	(4.7)	(7.3)	(0.1)	(0.5)	(17.1)	(1.7)	(46.2)	(50.6)	(0.1)	(115.7)
Corporate overhead and other	(1.2)	(0.8)	(4.6)	(2.0)	(2.3)	(18.3)	(2.8)	—	(32.0)	—	—	(74.9)	18.9	(88.0)
Pre-tax loss	(108.7)	(272.6)	(282.0)	(50.3)	(83.1)	(129.9)	(35.8)	(131.2)	(1,093.6)	(211.6)	(221.9)	(94.3)	—	(1,621.4)
Income taxes														232.3
Net loss														(1,389.1)

Attributable to:
Shareholders of Fairfax														(1,259.3)
Non-controlling interests														(129.8)
														(1,389.1)

Components of Net Earnings
Underwriting and Operating Income
Presented below are the underwriting and operating results of the insurance and reinsurance and Run-off reporting segments, and the pre-tax income (loss) before interest expense and other of the Non-insurance companies reporting segment, for the quarters ended March 31, 2021 and 2020. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments by reporting segment for the quarters ended March 31, 2021 and 2020 are provided in the Investments section of this MD&A.

    Northbridge

	Cdn$
	First quarter		First quarter
	2021	2020	2021	2020
Underwriting profit	66.7	15.5	52.7	11.5

Loss & LAE - accident year	51.7%	63.4%	51.7%	63.4%
Commissions	17.0%	16.4%	17.0%	16.4%
Underwriting expenses	15.5%	15.7%	15.5%	15.7%
Combined ratio - accident year	84.2%	95.5%	84.2%	95.5%
Net adverse reserve development	2.8%	1.0%	2.8%	1.0%
Combined ratio - calendar year	87.0%	96.5%	87.0%	96.5%

Gross premiums written	519.0	463.0	409.9	344.4
Net premiums written	474.1	415.4	374.4	309.0
Net premiums earned	514.0	448.0	406.0	333.2
Underwriting profit	66.7	15.5	52.7	11.5
Interest and dividends	15.2	22.3	12.0	16.6
Share of profit (loss) of associates	1.3	(11.6)	1.1	(8.6)
Operating income	83.2	26.2	65.8	19.5
The Canadian dollar strengthened relative to the U.S. dollar (measured using average foreign exchange rates) by 6.2% in the first quarter of 2021 compared to the first quarter of 2020. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.
Northbridge reported an underwriting profit of Cdn$66.7 ($52.7) and a combined ratio of 87.0% in the first quarter of 2021 compared to an underwriting profit of Cdn$15.5 ($11.5) and a combined ratio of 96.5% in the first quarter of 2020. The increase in underwriting profit in the first quarter of 2021 principally reflected lower current accident year attritional loss experience (across most lines of business) as a result of reduced claims frequency due to COVID-19 and a milder winter, and continued rate increases, partially offset by higher net adverse prior year reserve development.

Net adverse prior year reserve development in the first quarter of 2021 of Cdn$14.5 ($11.4; 2.8 combined ratio points) principally reflected adverse emergence on mass latent claims from Northbridge's legacy business. Net adverse prior year reserve development in the first quarter of 2020 of Cdn$4.3 ($3.2; 1.0 combined ratio point) reflected Northbridge's share of adverse emergence from the Canadian automobile insurance industry's Facility Association. The underwriting results in the first quarters of 2021 and 2020 included nominal current period catastrophe losses.
Gross premiums written increased by 12.1% in the first quarter of 2021, reflecting new business, strong retention of renewal business and rate increases. Net premiums written increased by 14.1% in the first quarter of 2021, consistent with the growth in gross premiums written. Net premiums earned increased by 14.7% in the first quarter of 2021, primarily reflecting the growth in net premiums written during 2020.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) in the first quarter of 2021 of Cdn$58.6 ($46.2) compared to cash used in operating activities in the first quarter of 2020 of Cdn$17.3 ($12.9), primarily reflecting higher net premium collections and lower net paid claims.

    Odyssey Group

	First quarter
	2021	2020
Underwriting profit	11.2	12.7

Loss & LAE - accident year	70.5%	73.5%
Commissions	19.5%	20.6%
Underwriting expenses	9.3%	9.6%
Combined ratio - accident year	99.3%	103.7%
Net favourable reserve development	(0.5)%	(5.2)%
Combined ratio - calendar year	98.8%	98.5%

Gross premiums written	1,186.2	950.9
Net premiums written	1,031.9	864.3
Net premiums earned	958.7	817.5
Underwriting profit	11.2	12.7
Interest and dividends	26.8	42.3
Share of profit of associates	11.1	15.0
Operating income	49.1	70.0

Odyssey Group reported underwriting profit of $11.2 and a combined ratio of 98.8% in the first quarter of 2021 compared to an underwriting profit of $12.7 and a combined ratio of 98.5% in the first quarter of 2020. The marginal decrease in underwriting profit in the first quarter of 2021 principally reflected decreased net favourable prior year reserve development and increased current period catastrophe losses (as set out in the table below), partially offset by the impact of current period COVID-19 losses (nil in the first quarter of 2021 compared to $50.0 in the first quarter of 2020) and increased net premiums earned relative to modest increases in underwriting expenses.

	First quarter
	2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
U.S. winter storms	43.5	4.6		—	—
Other	43.1	4.5		52.2	6.4
Total catastrophe losses	86.6	9.1		52.2	6.4
COVID-19 losses(2)	—	—		50.0	6.1
	86.6	9.1	points	102.2	12.5	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the first quarter of 2020 primarily related to reinsurance business interruption exposures outside North America.
Net favourable prior year reserve development of $4.7 (0.5 of a combined ratio point) in the first quarter of 2021 primarily reflected better than expected emergence in U.S. Insurance (primarily liability, motor, and health care lines) and reinsurance property catastrophe loss reserves, partially offset by net adverse prior year reserve development related to COVID-19. Net favourable prior year reserve development of $42.3 (5.2 combined ratio points) in the first quarter of 2020 primarily reflected better than expected emergence in U.S. Insurance (primarily liability and health care lines of business) and on reinsurance property catastrophe loss reserves.
Gross premiums written increased by 24.7% in the first quarter of 2021, reflecting increased business volume across all divisions, principally U.S. Insurance (primarily growth in U.S. crop, financial products and professional liability), North America (primarily growth in U.S. casualty reinsurance), London Market (primarily general liability and directors and officers liability insurance at Newline) and EuroAsia (primarily property and motor). Net premiums written increased by 19.4% in the first quarter of 2021, principally reflecting the growth in gross premiums written, partially offset by growth in business with higher cession rates, principally in U.S. Insurance. Net premiums earned in the first quarter of 2021 increased by 17.3% consistent with the growth in net premiums written during 2021 and 2020.
The commission expense ratio decreased to 19.5% in the first quarter of 2021 from 20.6% in the first quarter of 2020, primarily reflecting changes in the mix of business written. The underwriting expense ratio decreased to 9.3% in the first quarter of 2021 from 9.6% in the first quarter of 2020, primarily reflecting increased premiums earned relative to more modest increases in other underwriting expenses.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $220.0 in the first quarter of 2021 from $163.6 in the first quarter of 2020, primarily reflecting higher net premium collections, partially offset by higher net paid losses.

    Crum & Forster

	First quarter
	2021	2020
Underwriting profit	4.2	15.7

Loss & LAE - accident year	64.8%	62.3%
Commissions	17.2%	17.0%
Underwriting expenses	17.6%	18.3%
Combined ratio - accident year	99.6%	97.6%
Net favourable reserve development	(0.3)%	(0.2)%
Combined ratio - calendar year	99.3%	97.4%

Gross premiums written	804.5	777.1
Net premiums written	666.0	650.5
Net premiums earned	632.0	602.7
Underwriting profit	4.2	15.7
Interest and dividends	16.4	23.6
Share of profit (loss) of associates	7.7	(21.0)
Operating income	28.3	18.3
Crum & Forster reported an underwriting profit of $4.2 and a combined ratio of 99.3% in the first quarter of 2021 compared to an underwriting profit of $15.7 and a combined ratio of 97.4% in the first quarter of 2020. The decrease in underwriting profit in the first quarter of 2021 principally reflected increases in current period catastrophe losses and COVID-19 losses (as set out in the table below), partially offset by growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses. Net favourable prior year reserve development was nominal in the first quarter of 2021 and 2020.

	First quarter
	2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
U.S. winter storms	34.2	5.4		—	—
Other	1.4	0.2		11.5	1.9
Total catastrophe losses	35.6	5.6		11.5	1.9
COVID-19 losses	8.5	1.3		3.0	0.5
	44.1	6.9	points	14.5	2.4	points
(1)    Net of reinstatement premiums.

Gross premiums written increased by 3.5% in the first quarter of 2021, principally reflecting growth in Branded Lines (primarily commercial multi-peril and property), Commercial Lines (primarily umbrella and general liability) and Surplus & Specialty (primarily umbrella). Net premiums written increased by 2.4% in the first quarter of 2021, consistent with the growth in gross premiums written, partially offset by the increased purchase of reinsurance, primarily in surety lines of business. Net premiums earned increased by 4.9% in the first quarter of 2021, primarily reflecting the growth in net premiums written during 2021 and 2020.
The underwriting expense ratio decreased to 17.6% in the first quarter 2021 from 18.3% in the first quarter of 2020, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) of $52.1 in the first quarter of 2021 compared to cash used in operating activities of $4.1 in the first quarter of 2020, primarily reflecting lower net paid losses and higher net premium collections, partially offset by increased paid operating expenses.

    Zenith National(1)

	First quarter
	2021	2020
Underwriting profit	20.4	19.9

Loss & LAE - accident year	62.0%	64.1%
Commissions	11.2%	11.5%
Underwriting expenses	28.4%	29.1%
Combined ratio - accident year	101.6%	104.7%
Net favourable reserve development	(13.5)%	(16.8)%
Combined ratio - calendar year	88.1%	87.9%

Gross premiums written	271.7	257.9
Net premiums written	265.3	254.2
Net premiums earned	171.7	163.7
Underwriting profit	20.4	19.9
Interest and dividends	3.0	5.9
Share of loss of associates	(0.1)	(12.8)
Operating income	23.3	13.0
(1)    These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.
Zenith National reported an underwriting profit of $20.4 and a combined ratio of 88.1% in the first quarter of 2021 compared to an underwriting profit of $19.9 and a combined ratio of 87.9% in the first quarter of 2020.
Net favourable prior year reserve development of $23.1 (13.5 combined ratio points) in the first quarter of 2021 principally reflected net favourable emergence related to accident years 2018 through 2020. Net favourable prior year reserve development of $27.6 (16.8 combined ratio points) in the first quarter of 2020 principally reflected net favourable emergence related to accident years 2016 through 2019.
Gross premiums written increased by 5.4% in the first quarter of 2021, primarily reflecting the partial unwinding of provisions for premium adjustments made in 2020 associated with expected reduced payroll exposure from COVID-19 and growth in other property and casualty lines, partially offset by rate decreases in the workers' compensation business. Net premiums written increased by 4.4% in the first quarter of 2021, consistent with the increase in gross premiums written. Net premiums earned increased by 4.9% in the first quarter of 2021, primarily reflecting the increases in net premiums written.
The underwriting expense ratio decreased to 28.4% in the first quarter 2021 from 29.1% in the first quarter of 2020 primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $19.5 in the first quarter of 2021 from $16.1 in the first quarter of 2020, primarily reflecting decreased net claims and other underwriting expenses paid, partially offset by reduced net premium collections.

    Brit

	First quarter
	2021	2020
Underwriting profit	7.1	3.3

Loss & LAE - accident year	59.2%	59.9%
Commissions	23.7%	25.9%
Underwriting expenses	18.1%	17.0%
Combined ratio - accident year	101.0%	102.8%
Net favourable reserve development	(2.6)%	(3.6)%
Combined ratio - calendar year	98.4%	99.2%

Gross premiums written	684.9	619.2
Net premiums written	385.5	447.8
Net premiums earned	444.0	397.4
Underwriting profit	7.1	3.3
Interest and dividends	9.9	18.6
Share of profit (loss) of associates	2.3	(13.1)
Operating income	19.3	8.8

On February 10, 2021 the company entered into an agreement pursuant to which OMERS, the pension plan for Ontario’s municipal employees, will acquire an approximate 14% equity interest in Brit for cash consideration of approximately $375. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the second quarter of 2021. After closing, the company will have the ability to repurchase OMERS’ interest in Brit over time.
Brit reported an underwriting profit of $7.1 and a combined ratio of 98.4% in the first quarter of 2021 compared to an underwriting profit of $3.3 and a combined ratio of 99.2% in the first quarter of 2020. The increase in underwriting profit in the first quarter of 2021 principally reflected decreased COVID-19 losses and increased net premiums earned relative to modest increases in underwriting expenses, partially offset by an increase in current period catastrophe losses (as set out in the table below) and decreased net favourable prior year reserve development.

	First quarter
	2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
U.S. winter storms	36.9	8.3		—	—
Other	2.5	0.6		12.1	3.0
Total catastrophe losses	39.4	8.9		12.1	3.0
COVID-19 losses(2)	9.2	2.1		24.5	6.2
	48.6	11.0	points	36.6	9.2	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the first quarter of 2021 primarily related to event cancellation. COVID-19 losses in the first quarter of 2020 principally related to business interruption exposures and event cancellation.

Net favourable prior year reserve development of $11.4 (2.6 combined ratio points) in the first quarter of 2021 primarily reflected better than expected non-catastrophe loss experience in the London insurance segment (primarily specialty lines of business) and the London reinsurance segment (primarily property treaty lines of business), partially offset by net adverse prior year reserve development related to Hurricanes Laura and Sally. Net favourable prior year reserve development of $14.4 (3.6 combined ratio points) in the first quarter of 2020 primarily reflected better than expected claims experience primarily in property liability, marine liability and a number of classes written by Brit’s U.S. operations.
Gross premiums written increased by 10.6% in the first quarter of 2021 reflecting the launch of Ki Insurance in the fourth quarter of 2020, increases in certain London insurance lines of business (primarily professional liability, property, and specialty marine), Overseas Distribution (primarily casualty and public entity non-profit) and certain London reinsurance lines of business (primarily property treaty), partially offset by decreases in certain London insurance lines of business (primarily programs and facilities) and certain London reinsurance lines of business (primarily casualty treaty). Net premiums written decreased by 13.9% in the first quarter of 2021 primarily reflecting the purchase of multi-year reinsurance protection for a range of U.S. catastrophe perils, partially offset by the growth in gross premiums written. Excluding the effect of the multi-year reinsurance protection, which increased ceded premium by $93.0 in the first quarter of 2021, net premiums written increased by 6.9%. Net premiums earned increased by 11.7% in the first quarter of 2021 primarily reflecting the growth in net premiums written in 2020.
The commission expense ratio decreased to 23.7% in the first quarter of 2021 from 25.9% in the first quarter of 2020, primarily reflecting changes in the mix of business written, underwriting efforts to decrease acquisition costs and increased fee income. The underwriting expense ratio increased to 18.1% in the first quarter of 2021 from 17.0% in the first quarter of 2020, principally reflecting increased other underwriting expenses (primarily staff costs and other expenses), partially offset by increased fee income, primarily from the management of third party underwriting capital.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $199.7 in the first quarter of 2021 compared to cash used in operating activities of $13.5 in the first quarter of 2020, primarily reflecting increases in net premium collections and funds withheld.

    Allied World(1)

	First quarter
	2021	2020
Underwriting profit	43.5	34.1

Loss & LAE - accident year	70.9%	67.7%
Commissions	8.6%	9.6%
Underwriting expenses	14.6%	17.0%
Combined ratio - accident year	94.1%	94.3%
Net (favourable) adverse reserve development	0.1%	—%
Combined ratio - calendar year	94.2%	94.3%

Gross premiums written	1,424.8	1,118.6
Net premiums written	1,027.2	801.4
Net premiums earned	748.2	603.1
Underwriting profit	43.5	34.1
Interest and dividends	23.4	34.6
Share of profit of associates	1.9	10.7
Operating income	68.8	79.4
(1)    These results differ from those published by Allied World primarily due to differences between IFRS and U.S. GAAP.

On March 1, 2021 Allied World sold its majority interest in Vault Insurance and recorded a gain of $36.1 on disposition. Vault Insurance was founded in 2017 by Allied World and focuses on serving the needs of the high net worth market.
Allied World reported an underwriting profit of $43.5 and a combined ratio of 94.2% in the first quarter of 2021 compared to an underwriting profit of $34.1 and a combined ratio of 94.3% in the first quarter of 2020. The increase in underwriting profit in the first quarter of 2021 principally reflected growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses, partially offset by increased current period catastrophe losses (as set out in the table below).

	First quarter
	2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
U.S. winter storms	45.7	6.2		—	—
Other	—	—		26.4	4.4
Total catastrophe losses	45.7	6.2	points	26.4	4.4	points
(1)    Net of reinstatement premiums.
Gross premiums written increased by 27.4% in the first quarter of 2021, primarily reflecting new business and rate increases across both the insurance segment (principally the North America and Global Markets platforms relating to professional lines and excess casualty) and the reinsurance segment (principally related to North American lines of business). Net premiums written increased by 28.2% in the first quarter of 2021 consistent with the growth in gross premiums written and increased retention, primarily in casualty lines of business. Net premiums earned increased by 24.1% in the first quarter of 2021 primarily reflecting the increase in net premiums written during 2021 and 2020.

The commission expense ratio decreased to 8.6% in the first quarter of 2021 from 9.6% in the first quarter of 2020 primarily reflecting lower average gross commissions, primarily in the insurance segment. The underwriting expense ratio decreased to 14.6% in the first quarter of 2021 from 17.0% in the first quarter of 2020, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) decreased to $163.2 in the first quarter of 2021 from $386.4 in the first quarter of 2020, primarily reflecting lower cash received from funds withheld receivable balances, partially offset by higher net premium collections.
Subsequent to March 31, 2021, on April 28, 2021 Allied World paid a dividend of $126.4 (April 30, 2020 - $126.4) to its minority shareholders (OMERS, AIMCo and others).

    Fairfax Asia

	First quarter
	2021	2020
Underwriting profit (loss)	3.3	(1.5)

Loss & LAE - accident year	67.5%	69.6%
Commissions	13.2%	15.0%
Underwriting expenses	27.0%	26.6%
Combined ratio - accident year	107.7%	111.2%
Net favourable reserve development	(13.7)%	(8.5)%
Combined ratio - calendar year	94.0%	102.7%

Gross premiums written	128.5	122.4
Net premiums written	60.6	60.7
Net premiums earned	54.8	55.6
Underwriting profit (loss)	3.3	(1.5)
Interest and dividends	4.9	5.9
Share of profit of associates	11.2	3.7
Operating income	19.4	8.1
On March 19, 2021 Fairfax Asia announced a cash offer to acquire the shares of Singapore Re that the company did not already own. The offer initially was open to acceptance until May 4, 2021 and was conditional upon Fairfax Asia receiving sufficient acceptances that the company would obtain a controlling interest in Singapore Re when taken together with the company's current equity accounted ownership interest of 28.2%. On April 21, 2021 Fairfax Asia announced that the offer had become unconditional and would remain open for acceptance until May 18, 2021.
Fairfax Asia reported an underwriting profit of $3.3 and a combined ratio of 94.0% in the first quarter of 2021 compared to an underwriting loss of $1.5 and a combined ratio of 102.7% in the first quarter of 2020. The companies comprising Fairfax Asia produced combined ratios as set out in the following table:

	First quarter
	2021	2020
Falcon Insurance	97.6%	99.0%
Pacific Insurance	88.9%	113.8%
AMAG Insurance	91.0%	95.3%
Fairfirst Insurance	95.3%	97.4%
Underwriting profit in the first quarter of 2021 included net favourable prior year reserve development of $7.5 (13.7 combined ratio points), primarily related to automobile and property lines of business. Underwriting loss in the first quarter of 2020 included net favourable prior year reserve development of $4.7 (8.5 combined ratio points), primarily related to automobile, marine and property lines of business.
Gross premiums written increased by 5.0% in the first quarter of 2021, principally reflecting increased business volumes in most lines of business at AMAG Insurance and Pacific Insurance, partially offset by decreased business volumes at Falcon Insurance, primarily on its 25% quota share reinsurance participation in the net underwriting result of MS First Capital’s insurance portfolio. Net premiums written decreased marginally in the first quarter of 2021, principally reflecting decreased business volumes in lines of business which are principally retained, partially offset by growth in other lines of business. Net premiums earned decreased marginally in the first quarter of 2021 reflecting the reduction in net premiums written.

The commission expense ratio decreased to 13.2% in the first quarter of 2021 from 15.0% in the first quarter of 2020, primarily reflecting decreased net commission expense at Pacific Insurance (primarily from decreased sliding scale commissions on motor lines of business) and decreased net commission expense at AMAG Insurance (primarily from increased reinsurance commission income).

Insurance and Reinsurance - Other

	First quarter
	2021
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	—	(2.2)	2.5	6.3	—	6.6

Loss & LAE - accident year	68.1%	69.7%	56.7%	50.3%	—	60.1%
Commissions	28.9%	15.1%	6.5%	23.4%	—	18.7%
Underwriting expenses	3.0%	19.8%	38.7%	21.5%	—	21.2%
Combined ratio - accident year	100.0%	104.6%	101.9%	95.2%	—	100.0%
Net favourable reserve development	(0.1)%	(1.3)%	(5.0)%	(1.8)%	—	(2.1)%
Combined ratio - calendar year	99.9%	103.3%	96.9%	93.4%	—	97.9%

Gross premiums written	77.2	97.8	292.0	141.4	(1.0)	607.4
Net premiums written	64.5	61.9	78.4	130.2	—	335.0
Net premiums earned	71.2	68.0	78.1	97.7	—	315.0
Underwriting profit (loss)	—	(2.2)	2.5	6.3	—	6.6
Interest and dividends	(0.9)	3.1	4.7	2.5	—	9.4
Share of profit of associates	7.8	—	—	0.4	—	8.2
Operating income	6.9	0.9	7.2	9.2	—	24.2

	First quarter
	2020
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit	1.6	0.4	1.5	3.9	—	7.4

Loss & LAE - accident year	76.4%	69.0%	57.1%	48.8%	—	60.8%
Commissions	23.9%	15.4%	11.0%	23.7%	—	18.3%
Underwriting expenses	3.0%	17.7%	37.2%	21.4%	—	21.5%
Combined ratio - accident year	103.3%	102.1%	105.3%	93.9%	—	100.6%
Net (favourable) adverse reserve development	(6.7)%	(2.6)%	(7.2)%	1.7%	—	(3.2)%
Combined ratio - calendar year	96.6%	99.5%	98.1%	95.6%	—	97.4%

Gross premiums written	55.4	90.7	233.3	131.8	(0.2)	511.0
Net premiums written	44.5	64.1	82.7	120.7	—	312.0
Net premiums earned	51.4	68.9	77.1	89.3	—	286.7
Underwriting profit	1.6	0.4	1.5	3.9	—	7.4
Interest and dividends	1.0	3.4	4.5	3.0	—	11.9
Share of loss of associates	(9.3)	(0.5)	—	(1.0)	—	(10.8)
Operating income (loss)	(6.7)	3.3	6.0	5.9	—	8.5

Group Re is comprised of the company's Barbados based subsidiaries that provide reinsurance to the company’s subsidiaries and third parties. Fairfax Latin America is comprised of Fairfax Brasil and Fairfax Latam. Fairfax Central and Eastern Europe ("Fairfax CEE") is comprised of Polish Re, Colonnade Insurance and Fairfax Ukraine. For details refer to note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020.

The Insurance and Reinsurance – Other segment reported an underwriting profit of $6.6 and a combined ratio of 97.9% in the first quarter of 2021 compared to an underwriting profit of $7.4 and a combined ratio of 97.4% in the first quarter of 2020. The decrease in underwriting profit in the first quarter of 2021 principally reflected decreased net favourable prior year reserve development and a modest increase in current accident year attritional loss experience, partially offset by decreased COVID-19 losses.
The underwriting results in the first quarter of 2021 included net favourable prior year reserve development of $6.6 (2.1 combined ratio points) reflecting favourable emergence across all segments, primarily at Fairfax Latin America and Fairfax CEE. The underwriting results in the first quarter of 2020 included net favourable prior year reserve development of $9.3 (3.2 combined ratio points), principally reflecting net favourable prior year reserve development at Fairfax Latin America, Group Re and Bryte Insurance, partially offset by net adverse prior year reserve development at Fairfax CEE (net adverse prior year development at Polish Re primarily related to motor third party liability loss reserve, partially offset by net favourable prior year reserve development at Colonnade and Fairfax Ukraine).

Gross premiums written increased by 18.9% in the first quarter of 2021, reflecting increases across all segments, primarily Fairfax Latin America. Net premiums written increased by 7.4% in the first quarter of 2021, primarily reflecting increases at Group Re, Fairfax CEE (Polish Re and Colonnade) and Fairfax Brasil, partially offset by decreased premium retention at Fairfax Latam (primarily related to a quota share agreement at La Meridional Argentina) and Bryte Insurance. Net premiums earned increased by 9.9% in the first quarter of 2021, consistent with the factors that affected net premiums written.

    Run-off

	First quarter
	2021	2020
		First quarter 2020 transactions(1)(2)	Other(3)	Total
Gross premiums written	—	146.5	—	146.5
Net premiums written	—	146.5	—	146.5
Net premiums earned	—	125.6	2.3	127.9
Losses on claims, net	2.4	(124.7)	2.2	(122.5)
Operating expenses	(22.9)	8.7	(32.9)	(24.2)
Interest and dividends	3.4	—	9.1	9.1
Share of profit (loss) of associates	0.8	—	(13.1)	(13.1)
Operating profit (loss)	(16.3)	9.6	(32.4)	(22.8)
(1)    Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended (the "first quarter 2020 Part VII transfer"). Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.7 for cash consideration of $143.3.
(2)    Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior (the "first quarter 2020 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $145.5 for consideration of $146.5.
(3)    Run-off excluding the first quarter 2020 Part VII transfer and reinsurance transaction described in footnotes (1) and (2).

References to the first quarter of 2020 throughout the remainder of this section exclude the impact of the first quarter 2020 Part VII transfer and reinsurance transaction described above. Commencing April 1, 2020, the operating results of the Run-off reporting segment only include U.S. Run-off following the contribution of European Run-off to a joint venture, RiverStone (Barbados) Ltd. ("RiverStone Barbados") on March 31, 2020 (refer to note 23 Acquisitions and Divestitures to the consolidated financial statements for the year ended December 31, 2020 for details).
Run-off reported improved operating results with an operating loss of $16.3 in the first quarter of 2021 compared to an operating loss of $32.4 in the first quarter of 2020, primarily reflecting share of profit of associates in the first quarter of 2021 compared to share of loss of associates in the first quarter of 2020 and decreased operating expenses related principally to the deconsolidation of European Run-off on March 31, 2020.
During the first quarter of 2021 the company made a capital contribution of $90.0 (2020 - $81.9) to Run-off to augment its capital.

    Non-insurance companies

	First quarter
	2021
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	345.5	97.4	52.6	650.9	1,146.4
Expenses	(361.2)	(83.5)	(61.6)	(665.9)	(1,172.2)
Pre-tax income (loss) before interest expense and other	(15.7)	13.9	(9.0)	(15.0)	(25.8)
Interest and dividends	1.5	(58.7)	—	—	(57.2)
Share of profit (loss) of associates	0.3	(2.8)	(0.1)	0.7	(1.9)
Operating loss	(13.9)	(47.6)	(9.1)	(14.3)	(84.9)
Net gains (losses) on investments	13.0	49.0	(3.4)	6.0	64.6
Pre-tax income (loss) before interest expense	(0.9)	1.4	(12.5)	(8.3)	(20.3)

	First quarter
	2020
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	385.8	84.3	160.7	550.2	1,181.0
Expenses	(473.1)	(74.3)	(170.3)	(558.0)	(1,275.7)
Pre-tax income (loss) before interest expense and other	(87.3)	10.0	(9.6)	(7.8)	(94.7)
Interest and dividends	2.0	48.9	—	3.6	54.5
Share of profit (loss) of associates	0.1	7.0	(2.6)	1.7	6.2
Operating income (loss)	(85.2)	65.9	(12.2)	(2.5)	(34.0)
Net gains (losses) on investments	(21.7)	(83.5)	1.0	(37.5)	(141.7)
Pre-tax loss before interest expense	(106.9)	(17.6)	(11.2)	(40.0)	(175.7)
(1)    Comprised primarily of Recipe, Toys "R" Us Canada, Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.
(2)    Comprised of Fairfax India and its subsidiaries NCML, Fairchem, Privi and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.
(3)    Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(4)    Comprised primarily of AGT, Dexterra Group (formerly Horizon North, acquired on May 29, 2020), Mosaic Capital, Pethealth (a wholly owned subsidiary of Crum & Forster commencing January 1, 2021), Boat Rocker, Farmers Edge (consolidated on July 1, 2020), Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020), and Rouge Media (deconsolidated on January 1, 2021).
(5)    Amounts as presented in note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2021.

Restaurants and retail
The decrease in the revenue of Restaurants and retail in the first quarter of 2021 primarily reflected lower business volume at Recipe, Toys "R" Us Canada and Praktiker resulting from the impact of COVID-19 where business volumes are directly linked to the re-opening of the economy in the jurisdictions that they operate, partially offset by higher business volume at Golf Town. The decrease in expenses for the first quarter of 2021 primarily reflected the lower business volumes and non-cash impairment charges on right of use assets and finance lease receivables at Recipe in the first quarter of 2020.
The net gains on investments of $13.0 in the first quarter of 2021 (2020 - net loss of $21.7) primarily reflected net gains on The Keg's investment in units of The Keg Royalties Income Fund.
Fairfax India
On April 29, 2021 Fairfax India completed the sale of its 48.8% equity interest in Privi Speciality Chemicals Limited ("Privi") to certain affiliates of Privi's founders for approximately $164.8 (12.2 billion Indian rupees). Fairfax India will deconsolidate the assets and liabilities of Privi in the second quarter of 2021.
The increase in revenue and expenses in the first quarter of 2021 primarily reflected higher business volume at Fairchem, Privi and Saurashtra Freight, partially offset by lower business volumes at NCML resulting from the impact of COVID-19.
Interest and dividend expense of $58.7 in the first quarter of 2021 included an accrual of a performance fee payable to Fairfax by Fairfax India of $56.0 compared to interest and dividend income of $48.9 in the first quarter of 2020 that included a reversal of a performance fee payable of $47.9. The performance fee payable and reversal of payable represented intercompany transactions that were eliminated on consolidation.

Net gains on investments of $49.0 in the first quarter of 2021 compared to net losses on investments of $83.5 in the first quarter of 2020 primarily reflected net gains on common stocks and lower foreign exchange losses on Fairfax India's U.S. dollar borrowings.
Thomas Cook India
The decrease in the revenue and expenses of Thomas Cook India in the first quarter of 2021 primarily reflected lower business volume resulting from travel restrictions due to the impact of COVID-19. Although limited global travel continued to have an impact, Thomas Cook India's revenues increased by 67.0% in the first quarter of 2021 compared to the fourth quarter of 2020 due to higher travel revenue from an increase in local demand as lock down restrictions eased in India and the resumption of travel in certain countries.
    Other
During March 2021, Farmers Edge completed an initial public offering for Cdn$143.8 ($113.8). Prior to the initial public offering the company exercised its warrants and converted its convertible debentures for common shares of Farmers Edge and another third party converted its convertible debentures for common shares of Farmers Edge, resulting in the company's controlling equity interest in Farmers Edge increasing to 59.9% on completion of the initial public offering and capital transactions.
On March 24, 2021 Boat Rocker completed an initial public offering for Cdn$170.1 ($135.5). Prior to the initial public offering the company converted its convertible debentures for subordinate voting shares of Boat Rocker, and Boat Rocker converted its preferred shares to subordinate voting shares and issued additional subordinate voting shares to a third party, resulting in the company having an economic and voting interest in Boat Rocker of 45.0% and 56.1% on completion of the initial public offering and capital transactions.
The initial public offerings and related capital transactions at Farmers Edge and Boat Rocker during the first quarter of 2021 described above increased non-controlling interests by $242.6 and decreased retained earnings by $3.1. These transactions were recorded in other net changes in capitalization in the consolidated statement of changes in equity in the interim consolidated financial statements for the three months ended March 31, 2021.
The increase in the revenue and expenses of Other in the first quarter of 2021 primarily reflected the consolidation of Farmers Edge (on July 1, 2020), the reverse acquisition of Horizon North by Dexterra (on May 29, 2020) and increased business volume at AGT and Boat Rocker, partially offset by the deconsolidation of Fairfax Africa and its subsidiary CIG (on December 8, 2020) and the deconsolidation of Rouge Media (on January 1, 2021).
Net gains on investments of $6.0 in the first quarter of 2021 compared to net losses on investments of $37.5 in the first quarter of 2020 primarily related to net gains on foreign currency contracts at AGT in the first quarter of 2021 compared to net losses in the first quarter of 2020 and the deconsolidation of Fairfax Africa on December 8, 2020.

    Investments
    Interest and Dividends
Interest and dividends of $167.9 in the first quarter of 2021 decreased from $217.9 in the first quarter of 2020, primarily reflecting lower interest income earned principally due to sales and maturities of U.S. treasury bonds throughout 2020, and a general decrease in sovereign bond yields, partially offset by the reinvestment of U.S. treasury bond proceeds into higher yielding, high quality U.S. corporate bonds throughout 2020.
Interest and dividends by reporting segment for the quarters ended March 31, 2021 and 2020 were comprised as shown in the following tables:
Quarter ended March 31, 2021

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	0.6	0.5	0.6	—	0.7	0.5	1.8	1.7	6.4	0.1	—	—	6.5
Bonds	10.5	28.5	17.8	3.7	11.9	27.9	1.8	9.9	112.0	3.3	0.2	1.7	117.2
Derivatives and other invested assets	2.3	8.2	2.2	0.8	(0.1)	(0.5)	0.1	0.1	13.1	—	—	16.2	29.3
	13.4	37.2	20.6	4.5	12.5	27.9	3.7	11.7	131.5	3.4	0.2	17.9	153.0
Dividends:
Preferred stocks	0.3	0.2	0.1	0.1	0.1	0.3	—	—	1.1	—	—	—	1.1
Common stocks	1.7	0.7	0.4	0.2	0.6	3.5	1.5	0.8	9.4	1.4	8.6	—	19.4
	2.0	0.9	0.5	0.3	0.7	3.8	1.5	0.8	10.5	1.4	8.6	—	20.5
Investment expenses	(3.4)	(11.3)	(4.7)	(1.8)	(3.3)	(8.3)	(0.3)	(3.1)	(36.2)	(1.4)	(66.0)	98.0	(5.6)
Interest and dividends	12.0	26.8	16.4	3.0	9.9	23.4	4.9	9.4	105.8	3.4	(57.2)	115.9	167.9

Quarter ended March 31, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	4.2	10.7	4.0	0.6	6.4	7.6	2.0	3.2	38.7	3.7	1.0	2.0	45.4
Bonds	11.2	29.9	22.2	6.2	14.5	26.2	2.0	9.8	122.0	7.8	6.1	14.2	150.1
Derivatives and other invested assets	2.3	5.7	0.7	0.7	—	3.1	0.1	—	12.6	0.1	—	(1.5)	11.2
	17.7	46.3	26.9	7.5	20.9	36.9	4.1	13.0	173.3	11.6	7.1	14.7	206.7
Dividends:
Preferred stocks	0.3	0.2	0.1	—	0.1	0.3	—	—	1.0	—	—	—	1.0
Common stocks	1.2	2.0	0.2	0.2	0.4	4.8	2.1	0.8	11.7	1.4	3.8	0.1	17.0
	1.5	2.2	0.3	0.2	0.5	5.1	2.1	0.8	12.7	1.4	3.8	0.1	18.0
Investment expenses	(2.6)	(6.2)	(3.6)	(1.8)	(2.8)	(7.4)	(0.3)	(1.9)	(26.6)	(3.9)	43.6	(19.9)	(6.8)
Interest and dividends	16.6	42.3	23.6	5.9	18.6	34.6	5.9	11.9	159.4	9.1	54.5	(5.1)	217.9

Share of Profit (Loss) of Associates

Share of profit (loss) of associates by reporting segment for the quarters ended March 31, 2021 and 2020 were comprised as shown in the following tables:

Quarter ended March 31, 2021

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Eurolife	—	—	—	—	—	—	—	—	—	—	—	(12.8)	(12.8)
Other	—	0.4	0.6	0.4	0.6	—	11.0	(0.1)	12.9	1.1	—	(2.2)	11.8
	—	0.4	0.6	0.4	0.6	—	11.0	(0.1)	12.9	1.1	—	(15.0)	(1.0)
Non-insurance:
Eurobank	0.2	28.2	8.5	—	5.8	9.2	—	8.6	60.5	—	—	15.8	76.3
IIFL Finance	0.2	—	1.4	—	0.2	0.2	0.1	—	2.1	0.1	7.7	0.4	10.3
Quess	—	—	—	—	—	—	—	—	—	—	—	0.9	0.9
Atlas	—	(14.5)	(2.2)	(0.7)	(2.6)	(8.2)	—	(0.8)	(29.0)	(1.6)	—	(0.4)	(31.0)
Other	0.7	(3.0)	(0.6)	0.2	(1.7)	0.7	0.1	0.5	(3.1)	1.2	(9.6)	0.3	(11.2)
	1.1	10.7	7.1	(0.5)	1.7	1.9	0.2	8.3	30.5	(0.3)	(1.9)	17.0	45.3
Share of profit (loss) of associates	1.1	11.1	7.7	(0.1)	2.3	1.9	11.2	8.2	43.4	0.8	(1.9)	2.0	44.3

Quarter ended March 31, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Eurolife	—	—	—	—	—	—	—	—	—	—	—	(37.6)	(37.6)
Other	—	(0.6)	(1.3)	(1.8)	0.6	—	3.6	—	0.5	(1.0)	—	(3.6)	(4.1)
	—	(0.6)	(1.3)	(1.8)	0.6	—	3.6	—	0.5	(1.0)	—	(41.2)	(41.7)
Non-insurance:
Atlas	—	27.1	2.5	0.7	4.8	16.5	—	2.3	53.9	9.0	—	—	62.9
IIFL Finance	0.1	—	0.8	—	0.1	0.2	0.1	—	1.3	0.2	4.7	0.1	6.3
Astarta(1)	—	(5.9)	(5.7)	(3.5)	(5.5)	—	—	(2.0)	(22.6)	(1.5)	—	(3.4)	(27.5)
Resolute(1)	(7.3)	—	(12.1)	(5.3)	(7.1)	(2.8)	—	(4.1)	(38.7)	(13.0)	—	(24.2)	(75.9)
Quess(1)	(0.1)	—	(0.4)	—	—	—	—	—	(0.5)	(0.1)	(2.9)	(92.6)	(96.1)
Other	(1.3)	(5.6)	(4.8)	(2.9)	(6.0)	(3.2)	—	(7.0)	(30.8)	(6.7)	4.4	(0.1)	(33.2)
	(8.6)	15.6	(19.7)	(11.0)	(13.7)	10.7	0.1	(10.8)	(37.4)	(12.1)	6.2	(120.2)	(163.5)
Share of profit (loss) of associates	(8.6)	15.0	(21.0)	(12.8)	(13.1)	10.7	3.7	(10.8)	(36.9)	(13.1)	6.2	(161.4)	(205.2)
(1)    During the first quarter of 2020 the company recorded non-cash impairment charges on its investments in Quess, Resolute and Astarta of $98.3, $56.5 and $26.3 respectively.

Net Gains (Losses) on Investments
Net gains (losses) on investments for the three months ended March 31, 2021 and 2020 were comprised as follows:

	First quarter
	2021			2020
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)(1)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	81.6	411.3	492.9	218.9	(1,059.2)	(840.3)
Preferred stocks - convertible	—	3.6	3.6	—	0.5	0.5
Bonds - convertible	—	90.0	90.0	25.2	(48.5)	(23.3)
Other equity derivatives(2)(3)	77.2	357.7	434.9	19.3	(236.6)	(217.3)
Disposition of non-insurance associates	3.3	—	3.3	2.4	—	2.4
Deconsolidation of non-insurance subsidiary	3.8	—	3.8	—	—	—
Long equity exposures	165.9	862.6	1,028.5	265.8	(1,343.8)	(1,078.0)
Short equity exposures(3)	—	—	—	(248.1)	122.3	(125.8)
Net equity exposures and financial effects	165.9	862.6	1,028.5	17.7	(1,221.5)	(1,203.8)
Bonds	146.4	(312.0)	(165.6)	41.2	(115.2)	(74.0)
U.S. treasury bond forward contracts	37.3	(1.0)	36.3	(9.3)	(103.3)	(112.6)
Preferred stocks	—	(1.6)	(1.6)	—	(20.6)	(20.6)
CPI-linked derivatives	(66.9)	69.7	2.8	(110.0)	161.0	51.0
Other derivatives	(65.3)	60.2	(5.1)	0.1	(14.1)	(14.0)
Foreign currency	(18.1)	(19.2)	(37.3)	8.5	(129.9)	(121.4)
Other	(1.3)	(14.7)	(16.0)	(5.5)	(38.6)	(44.1)
Net gains (losses) on investments	198.0	644.0	842.0	(57.3)	(1,482.2)	(1,539.5)

Net gains (losses) on bonds is comprised as follows:
Government bonds	1.5	(35.1)	(33.6)	34.4	46.8	81.2
U.S. states and municipalities	—	1.8	1.8	3.2	(14.0)	(10.8)
Corporate and other	144.9	(278.7)	(133.8)	3.6	(148.0)	(144.4)
	146.4	(312.0)	(165.6)	41.2	(115.2)	(74.0)
(1)    Amounts recorded in net realized gains (losses) in the first quarter of 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of European Run-off on March 31, 2020.
(2)    Other equity derivatives include long equity and equity index total return swaps and equity warrants and options.
(3)    Gains and losses on equity total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented in net change in unrealized gains (losses).

Net equity exposure and financial effects: During the first quarter of 2021 the company's long equity exposures produced net gains of $1,028.5 compared to the first quarter of 2020 net equity exposure (long equity exposures net of short equity exposures) that produced net losses of $1,203.8. Net gains on long equity exposures of $1,028.5 in the first quarter of 2021 were primarily comprised of net gains on common stocks ($492.9), long equity and equity index total return swaps ($360.1), convertible bonds ($90.0), and equity warrants and options ($85.4). Net losses on long equity exposures of $1,078.0 in the first quarter of 2020 were primarily comprised of net losses on common stocks ($840.3), equity warrants and call options ($144.9) and long equity total return swaps ($72.4). The company no longer held any short equity exposures and equity hedges in the first quarter of 2021 compared to the first quarter of 2020 that produced net losses of $125.8 on short equity total return swaps.
Bonds: Net losses on bonds of $165.6 in the first quarter of 2021 (2020 - $74.0) were primarily comprised of net losses on corporate and other bonds ($133.8), India government bonds ($9.8) and U.S. treasury bonds ($9.3).
CPI-linked derivatives: The company’s CPI-linked derivative contracts produced net gains of $2.8 in the first quarter of 2021 (2020 - $51.0). During the first quarter of 2021 certain CPI-linked derivative contracts referenced to CPI in the United States, European Union and France with notional amounts of $6,862.7 matured.
Foreign currency: Net losses on foreign currency in the first quarter of 2021 of $37.3 (2020 - $121.4) was comprised of foreign currency net losses on investing activities of $36.5 (principally related to strengthening of the U.S. dollar relative to the euro and the Indian rupee) and foreign currency contracts of $18.4, partially offset by foreign currency net gains on underwriting activities of $17.6.

Net gains (losses) on investments for the three months ended March 31, 2021 and 2020 for each of the Insurance and Reinsurance companies, Run-off, Non-insurance companies reporting segments, and Corporate and Other, were comprised as shown in the following tables:
Quarter ended March 31, 2021

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	114.3	220.4	106.6	26.2	22.9	98.6	3.2	56.1	648.3	50.1	56.7	273.4	1,028.5
Bonds(1)	1.3	(30.5)	(31.3)	(2.9)	(22.9)	(48.8)	(1.8)	(16.1)	(153.0)	(7.3)	(0.1)	(5.2)	(165.6)
U.S. treasury bond forwards	—	5.1	27.8	—	—	—	—	—	32.9	2.4	—	1.0	36.3
Preferred stocks	0.6	(0.7)	(0.4)	(0.3)	(0.4)	(1.1)	—	0.7	(1.6)	—	—	—	(1.6)
CPI-linked derivatives	1.3	1.4	0.3	0.2	0.6	—	—	(0.7)	3.1	—	—	(0.3)	2.8
Foreign currency	1.2	(17.2)	(3.9)	(0.3)	(5.7)	(6.4)	0.9	5.0	(26.4)	(2.8)	(2.3)	(5.8)	(37.3)
Other	(2.5)	(1.5)	(1.9)	(0.4)	0.1	5.1	(4.8)	0.7	(5.2)	(0.1)	10.3	(26.1)	(21.1)
Net gains (losses) on investments	116.2	177.0	97.2	22.5	(5.4)	47.4	(2.5)	45.7	498.1	42.3	64.6	237.0	842.0

Quarter ended March 31, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	(82.9)	(244.6)	(133.8)	(43.7)	(64.3)	(125.1)	(10.3)	(140.3)	(845.0)	(171.7)	(67.7)	6.4	(1,078.0)
Short equity exposures(1)	—	(35.0)	(68.7)	—	—	—	—	(13.0)	(116.7)	(9.1)	—	—	(125.8)
Bonds(1)	(32.3)	(24.6)	(0.6)	5.1	14.9	(6.6)	(1.8)	(20.7)	(66.6)	3.2	(4.3)	(6.3)	(74.0)
U.S. treasury bond forwards	—	(20.4)	(57.5)	(24.1)	(3.1)	—	—	—	(105.1)	(7.5)	—	—	(112.6)
Preferred stocks	(6.4)	(4.0)	(1.8)	(1.3)	(1.9)	(5.5)	0.8	(0.5)	(20.6)	—	—	—	(20.6)
CPI-linked derivatives	0.2	9.2	2.6	4.7	7.9	—	—	23.5	48.1	2.0	—	0.9	51.0
Foreign currency	(4.8)	26.7	(1.8)	(1.3)	(31.5)	(34.0)	(28.1)	16.8	(58.0)	3.3	(61.3)	(5.4)	(121.4)
Other	(0.5)	(16.7)	(7.0)	0.3	(6.9)	(12.5)	(1.6)	(5.0)	(49.9)	1.7	(8.4)	(1.5)	(58.1)
Net gains (losses) on investments	(126.7)	(309.4)	(268.6)	(60.3)	(84.9)	(183.7)	(41.0)	(139.2)	(1,213.8)	(178.1)	(141.7)	(5.9)	(1,539.5)

(1)    Long equity exposures, short equity exposures and bonds as presented in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2021.

Interest Expense
Interest expense as presented in the consolidated statement of earnings for the three months ended March 31, 2021 and 2020 was comprised as follows:

	First quarter
	2021	2020
Interest expense on borrowings:
Holding company	111.7	50.5
Insurance and reinsurance companies	11.5	13.7
Non-insurance companies(1)	27.4	35.8
	150.6	100.0
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	4.7	5.2
Non-insurance companies	10.8	10.5
	15.5	15.7

Interest expense	166.1	115.7
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method subsequent to the adoption of IFRS 16 on January 1, 2019.
The increase in interest expense on borrowings at the holding company in the first quarter of 2021 principally reflected a loss of $45.7 on redemption of the $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due 2022 and the $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due 2023 and the issuance on April 29, 2020 of $650.0 principal amount of 4.625% senior notes due 2030.
The decrease in interest expense on borrowings at the insurance and reinsurance companies in the first quarter of 2021 principally reflected the deconsolidation of European Run-off's borrowings on March 31, 2020 and the reset of the interest rate from 6.625% to 3.6757% on Brit's £135.0 subordinate debt in December 2020.

The decrease in interest expense on borrowings at the non-insurance companies in the first quarter of 2021 principally reflected the deconsolidation of CIG's borrowings on December 8, 2020 and decreases in borrowings or interest rates at various non-insurance companies.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.
For further details of the company's borrowings refer to note 10 (Borrowings) to the interim consolidated financial statements for the three months ended March 31, 2021 and note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2020.

Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of (profit) loss of associates.

	First quarter
	2021	2020
Fairfax corporate overhead	40.8	56.0
Subsidiary holding companies' corporate overhead	14.6	8.4
Subsidiary holding companies' non-cash intangible asset amortization(1)	23.2	23.6
Total corporate overhead(2)	78.6	88.0
Holding company interest and dividends	(19.7)	(16.1)
Holding company share of (profit) loss of associates	(2.0)	161.4
Investment management and administration fees and other(3)	(99.4)	18.8
	(42.5)	252.1
(1)    Non-cash intangible asset amortization is principally related to customer and broker relationships.
(2)    Presented as consolidated corporate overhead in note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2021.
(3)    Presented as a consolidation elimination in note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2021.
Fairfax corporate overhead decreased to $40.8 in the first quarter of 2021 from $56.0 in the first quarter of 2020, primarily reflecting decreases in employee compensation expenses and consulting fees.
Subsidiary holding companies' corporate overhead increased to $14.6 in the first quarter of 2021 from $8.4 in the first quarter of 2020, primarily reflecting increased charitable donations.
Subsidiary holding companies' non-cash intangible asset amortization of $23.2 in the first quarter of 2021 (2020 - $23.6) primarily related to amortization of intangible assets at Allied World and Crum & Forster.
Investment management and administration fees and other of $99.4 in the first quarter of 2021 (2020 - an expense of $18.8) were primarily comprised of investment and administration fee income of $98.6 (2020 - an expense of $18.9), partially offset by consolidation eliminations. The increase in investment and administration fee income in the first quarter of 2021 primarily reflected increased investment management fees earned from Fairfax India (an accrual of a performance fee receivable of $56.0 in the first quarter of 2021 compared to a reversal of a performance fee receivable $47.9 in the first quarter of 2020) and from insurance and reinsurance subsidiaries (as a result of increased investment gains).
Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes
For details of the provision for (recovery of) income taxes in the first quarters of 2021 and 2020, see note 13 (Income Taxes) to the interim consolidated financial statements for the three months ended March 31, 2021.

Segmented Balance Sheet

The company's segmented balance sheets as at March 31, 2021 and December 31, 2020 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. Affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	March 31, 2021					December 31, 2020
	Insurance and reinsurance companies	Run-off	Non-insurance companies	Corporate and eliminations(5)	Consolidated	Insurance and reinsurance companies	Run-off	Non-insurance companies	Corporate and eliminations(5)	Consolidated
Assets
Holding company cash and investments	673.3	—	—	681.9	1,355.2	598.1	—	—	654.1	1,252.2
Insurance contract receivables	6,611.5	5.9	—	(264.1)	6,353.3	6,052.5	8.4	—	(244.8)	5,816.1
Portfolio investments(1)(2)	39,194.6	1,629.8	2,119.9	463.4	43,407.7	37,947.8	1,592.4	1,810.3	758.1	42,108.6
Deferred premium acquisition costs	1,656.6	—	—	(33.5)	1,623.1	1,574.4	—	—	(30.7)	1,543.7
Recoverable from reinsurers	11,802.8	441.5	—	(1,182.4)	11,061.9	11,254.2	453.7	—	(1,174.7)	10,533.2
Deferred income tax assets	401.6	0.1	67.6	161.6	630.9	460.0	0.1	64.5	189.3	713.9
Goodwill and intangible assets	3,602.5	41.0	2,586.4	—	6,229.9	3,586.2	41.1	2,601.8	—	6,229.1
Due from affiliates	227.8	363.1	—	(590.9)	—	222.6	357.7	3.8	(584.1)	—
Other assets	1,509.7	86.1	3,818.6	328.2	5,742.6	1,526.4	119.2	3,868.6	343.0	5,857.2
Investments in affiliates(3)	153.7	29.3	—	(183.0)	—	153.2	29.3	—	(182.5)	—
Total assets	65,834.1	2,596.8	8,592.5	(618.8)	76,404.6	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0

Liabilities
Accounts payable and accrued liabilities	1,835.6	57.8	2,474.0	439.7	4,807.1	1,843.3	59.9	2,566.4	526.5	4,996.1
Derivative obligations	89.8	0.4	46.8	58.7	195.7	114.9	1.1	50.0	23.4	189.4
Due to affiliates	150.9	—	105.2	(256.1)	—	8.3	—	117.6	(125.9)	—
Deferred income tax liabilities	137.3	—	199.6	6.2	343.1	152.7	—	197.7	6.0	356.4
Insurance contract payables	3,649.4	11.5	—	(289.1)	3,371.8	3,224.2	11.6	—	(271.8)	2,964.0
Provision for losses and loss adjustment expenses(4)	30,463.3	1,904.9	—	(1,024.3)	31,343.9	29,809.4	2,023.3	—	(1,023.4)	30,809.3
Provision for unearned premiums(4)	9,183.6	—	—	(147.8)	9,035.8	8,550.1	—	—	(152.6)	8,397.5
Borrowings	929.5	—	2,009.8	6,095.6	9,034.9	1,033.4	—	2,192.5	5,588.1	8,814.0
Total liabilities	46,439.4	1,974.6	4,835.4	4,882.9	58,132.3	44,736.3	2,095.9	5,124.2	4,570.3	56,526.7

Equity
Shareholders' equity attributable to shareholders of Fairfax	17,834.9	622.2	1,730.0	(5,899.9)	14,287.2	17,117.4	506.0	1,385.9	(5,152.7)	13,856.6
Non-controlling interests	1,559.8	—	2,027.1	398.2	3,985.1	1,521.7	—	1,838.9	310.1	3,670.7
Total equity	19,394.7	622.2	3,757.1	(5,501.7)	18,272.3	18,639.1	506.0	3,224.8	(4,842.6)	17,527.3
Total liabilities and total equity	65,834.1	2,596.8	8,592.5	(618.8)	76,404.6	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0
(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Includes investment in associate held for sale at March 31, 2021 of $729.5 (December 31, 2020 - $729.5). See note 6 (Investments in Associates) and note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2021.
(3)    Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(4)    Included in insurance contract liabilities on the consolidated balance sheet.
(5)    Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Consolidated Balance Sheet Summary
Changes to the assets and liabilities in the company's consolidated balance sheet at March 31, 2021 compared to December 31, 2020 were primarily due to net unrealized appreciation of equity and equity-related holdings, increased business volumes at the insurance and reinsurance operations, and initial public offerings by Farmers Edge and Boat Rocker.
Holding company cash and investments increased to $1,355.2 ($1,296.6 net of $58.6 of holding company derivative obligations) at March 31, 2021 from $1,252.2 ($1,229.4 net of $22.8 of holding company derivative obligations) at December 31, 2020. Significant cash movements at the holding company during the first quarter of 2021 are set out in the Financial Condition section of this MD&A under the heading "Liquidity".
Insurance contract receivables increased by $537.2 to $6,353.3 at March 31, 2021 from $5,816.1 at December 31, 2020, primarily reflecting higher insurance and reinsurance premiums receivable due to increased business volumes (principally at Odyssey Group, Allied World and Brit).
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $43,407.7 ($43,270.6 net of subsidiary derivative obligations) at March 31, 2021 compared to $42,108.6 ($41,942.0 net of subsidiary derivative obligations) at December 31, 2020. The increase of $1,328.6 principally reflected net unrealized appreciation of common stocks and long equity total return swap derivative contracts, in addition to the specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.
Subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $1,482.1, primarily reflecting the reinvestment of proceeds from net sales of short to mid-dated high quality corporate bonds into U.S. treasury and Canadian provincial short term investments.
Bonds (including bonds pledged for derivative obligations) decreased by $628.6 primarily reflecting net sales of short to mid-dated high quality corporate bonds and net unrealized losses, partially offset by net purchases of India government bonds.
Common stocks increased by $414.6 primarily reflecting net unrealized appreciation.
Investments in associates decreased by $24.1 primarily reflecting share of accumulated other comprehensive losses of associates (principally foreign currency losses) and the recognition of distributions and dividends from associates and joint ventures, partially offset by share of profits of associates of $44.3 and an additional investment in Helios Fairfax Partners Corporation.
Derivatives and other invested assets, net of derivative obligations increased by $81.8 primarily reflecting net unrealized gains on equity warrants and higher net receivables from counterparties on long equity total return swaps.
Recoverable from reinsurers increased by $528.7 to $11,061.9 at March 31, 2021 from $10,533.2 at December 31, 2020, primarily reflecting increased business volumes (principally at Allied World, Odyssey Group and Brit).
Deferred income tax assets decreased by $83.0 to $630.9 at March 31, 2021 from $713.9 at December 31, 2020, primarily reflecting the utilization of operating losses and timing differences in the U.S. Group, due to positive operating results.
Goodwill and intangible assets increased by $0.8 to $6,229.9 at March 31, 2021 from $6,229.1 at December 31, 2020, primarily reflecting the addition of intangible assets and the effect of foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by amortization of intangible assets.
Other assets decreased by $114.6 to $5,742.6 at March 31, 2021 from $5,857.2 at December 31, 2020, primarily due to decreases in premises, equipment and right-of-use assets (primarily reflecting amortization charge and disposals, partially offset by additions), prepaid losses on claims, income taxes refundable and finance lease receivables on sub-leases (primarily due to payments received), partially offset by increased prepaid expenses.
Accounts payable and accrued liabilities decreased by $189.0 to $4,807.1 at March 31, 2021 from $4,996.1 at December 31, 2020, primarily due to payments of annual bonuses, the deconsolidation of Vault Insurance by Allied World on March 1, 2021, and decreases in cash collateral from counterparties to derivative contracts and lease liabilities (primarily reflecting payments made, partially offset by new leases and interest accretion), partly offset by increases in amounts withheld and accrued taxes, and amounts payable for securities purchased but not yet settled.
Deferred income tax liabilities decreased to $343.1 at March 31, 2021 from $356.4 at December 31, 2020 principally due to changes in temporary differences at the insurance and reinsurance operations.
Insurance contracts payable increased by $407.8 to $3,371.8 at March 31, 2021 from $2,964.0 at December 31, 2020, primarily reflecting an increase in premiums payable to reinsurers (principally at Brit) due to an increase in premiums ceded and timing of associated payments.

Provision for losses and loss adjustment expenses increased by $534.6 to $31,343.9 at March 31, 2021 from $30,809.3 at December 31, 2020, primarily reflecting increased business volumes (principally at Allied World and Odyssey Group) and catastrophe losses, partially offset by the impact of strengthening of the U.S. dollar relative to many currencies and Run-off's continued progress settling its claims liabilities.
Non-controlling interests increased by $314.4 to $3,985.1 at March 31, 2021 from $3,670.7 at December 31, 2020, primarily reflecting initial public offerings and related capital transactions at Farmers Edge and Boat Rocker ($242.6) and Eurolife's investment of $80.0 in a Fairfax consolidated internal investment fund. For further details refer to note 11 (Total Equity) to the interim consolidated financial statements for the three months ended March 31, 2021 and to the Components of Net Earnings section of this MD&A, under the heading "Non-insurance companies".
Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its provision for losses and loss adjustment expenses, unearned premiums and other insurance contract liabilities, less the sum of its insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. Float of the insurance and reinsurance operations increased by 2.4% to $23,244.2 at March 31, 2021 from $22,705.0 at December 31, 2020, principally reflecting increased business volumes at Allied World, Odyssey Group, Crum & Forster, Northbridge and Brit.

Financial Risk Management
There were no significant changes to the company’s types of risk exposures or the processes used by the company for managing those risk exposures at March 31, 2021 compared to those identified at December 31, 2020 and disclosed in the company’s 2020 Annual Report, other than as described in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2021.

Financial Condition
    Capital Management
For a detailed analysis, see note 16 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three months ended March 31, 2021.

    Liquidity
Holding company cash and investments at March 31, 2021 was $1,355.2 ($1,296.6 net of $58.6 of holding company derivative obligations) compared to $1,252.2 ($1,229.4 net of $22.8 of holding company derivative obligations) at December 31, 2020.
Significant cash and investment movements at the holding company during the first quarter of 2021 included the following cash inflows: net proceeds of $666.2 from the March 1, 2021 offering of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due March 3, 2031, net proceeds of $583.8 from the March 3, 2021 offering of $600.0 principal amount of 3.375% unsecured senior notes due March 3, 2031, net cash received of $298.7 in connection with long equity total return swap derivative contracts and dividends of $50.0 from operating companies.
Significant cash and investment movements at the holding company during the first quarter of 2021 included the following cash outflows: use of net proceeds received from the Cdn$850.0 offering to redeem on March 29, 2021 the $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due October 14, 2022 and the $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due March 22, 2023 (a loss of $45.7 on redemption of these senior notes was recorded as interest expense), payment of common and preferred share dividends ($283.2), a net repayment on the credit facility ($200.0), capital contributions to U.S. Run-off ($90.0), the redemption on March 15, 2021 by Odyssey Group of $50.0 principal amount of its unsecured senior notes upon maturity and purchases of subordinate voting shares for cancellation of $57.2 and for treasury of $27.6 (for use by the company for share-based payment awards).
The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses, interest paid on borrowings and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company derivative obligations, at March 31, 2021 of $1,296.6 provides more than sufficient liquidity to meet the holding company’s remaining known obligations in 2021. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon the remainder of its $2.0 billion unsecured revolving credit facility. For further details of the credit facility, refer to note 10 (Borrowings) to the interim consolidated financial statements for the three months ended March 31, 2021.
The holding company's known significant commitments for the remainder of 2021 consist of payments of interest and corporate overhead expenses, preferred share dividends, income tax payments and other investment related activities. The company may also in 2021 make payments related to its credit facility, derivative contracts and capital support for its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets). The holding company's next scheduled maturity of unsecured senior notes is in 2024.
During the first quarter of 2021 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $1,482.1 primarily reflecting sales and maturities of short-dated U.S. treasury bonds principally reinvested into U.S. corporate bonds, partially offset by the reinvestment of the U.S. treasury bond proceeds into corporate and other short term investments.
Highlights in the first quarter of 2021 (with comparisons to the first quarter of 2020) of major components of cash flow are presented in the following table:

	First quarter
	2021	2020
Operating activities
Cash provided by operating activities before net sales of investments classified at FVTPL	689.7	324.5
Net sales of investments classified at FVTPL	187.9	198.7
Investing activities
Net sales of investments in associates	7.5	8.8
Purchases of subsidiaries, net of cash acquired	(0.9)	—
Net (purchases) sales of investment property	(0.4)	1.7
Proceeds from sale of insurance subsidiaries, net of cash divested	72.7	221.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested	7.8	—
Net purchases of premises and equipment and intangible assets	(101.6)	(88.9)
Increase in restricted cash for purchase of subsidiary	(26.0)	—
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	1,250.0	—
Repayments of borrowings - holding company and insurance and reinsurance companies	(766.3)	(0.1)
Net borrowings from (repayments to) holding company revolving credit facility	(200.0)	1,770.0
Net borrowings from other revolving credit facilities - holding company and insurance and reinsurance companies	98.0	82.6
Net proceeds from borrowings - non-insurance companies	463.2	61.8
Repayments of borrowings - non-insurance companies	(507.1)	(35.3)
Net borrowings from (repayments to) revolving credit facilities and short term loans - non-insurance companies	(115.3)	325.9
Principal payments on lease liabilities - holding company and insurance and reinsurance companies	(16.1)	(14.8)
Principal payments on lease liabilities - non-insurance companies	(39.5)	(45.4)
Purchases of subordinate voting shares for treasury	(27.6)	(54.0)
Purchases of subordinate voting shares for cancellation	(57.2)	(18.2)
Issuances of subsidiary shares to non-controlling interests	286.7	—
Purchases of subsidiary shares from non-controlling interests	(23.9)	(12.7)
Common and preferred share dividends paid	(283.2)	(286.4)
Dividends paid to non-controlling interests	(6.2)	(5.1)
Increase in cash and cash equivalents during the period	892.2	2,434.8
Operating activities for the quarters ended March 31, 2021 and 2020
Cash provided by operating activities (excluding net purchases of investments classified at FVTPL) increased to $689.7 in 2021 from $324.5 in 2020, principally reflecting higher net premium collections and lower net paid losses, partially offset by lower interest and dividends received and higher income taxes paid. Refer to the consolidated statements of cash flows and to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three months ended March 31, 2021 for details of operating activities, including net sales of investments classified at FVTPL.
Investing activities for the quarters ended March 31, 2021 and 2020
Proceeds from sale of insurance subsidiaries, net of cash divested of $72.7 in 2021 primarily reflected Allied World's sale of its majority interest in Vault Insurance.
Proceeds from sale of insurance subsidiaries, net of cash divested of $221.7 in 2020 reflected the contribution of European Run-off to a joint venture, RiverStone Barbados.

Financing activities for the quarters ended March 31, 2021 and 2020
Net proceeds from borrowings - holding company and insurance and reinsurance companies of $1,250.0 in 2021 principally reflected net proceeds from the issuances of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due March 3, 2031 and $600.0 principal amount of 3.375% unsecured senior notes due March 3, 2031.
Repayments - holding company and insurance and reinsurance companies of $766.3 in 2021 primarily reflected the company's use of the net proceeds from its $671.6 (Cdn$850.0) offering to redeem on March 29, 2021 its $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due October 14, 2022 and $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due March 22, 2023 (incurring a loss of $45.7 on redemption of these senior notes), and the redemption by Odyssey Group of $50.0 principal amount of its unsecured senior notes upon maturity.
Net repayments on the holding company revolving credit facility of $200.0 in 2021 compared to net borrowings of $1,770.0 in 2020 reflected the company's draw on its credit facility in 2020 as added liquidity support for the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic and to support growth in the insurance and reinsurance companies in a favourable pricing environment.
Net proceeds from borrowings - non-insurance companies of $463.2 in 2021 primarily reflected net proceeds from Fairfax India's issuance of $500.0 principal amount of 5.00% unsecured senior notes due February 26, 2028.
Repayments - non-insurance companies of $507.1 in 2021 primarily reflected Fairfax India's repayment of $500.0 principal amount of its $550.0 floating rate term loan using the net proceeds of its senior notes issuance described above.
Net repayments to revolving credit facilities and short term loans - non-insurance companies of $115.3 in 2021 primarily reflected repayments by Boat Rocker upon completion of its initial public offering, and Sporting Life's partial repayment of its revolving credit facility.
Net borrowings from revolving credit facilities and short term loans - non-insurance companies of $325.9 in 2020 primarily reflected Recipe's borrowing on its revolving credit facility.
Issuances of subsidiary shares to non-controlling interests of $286.7 in 2021 primarily reflected initial public offerings by Farmers Edge and Boat Rocker, and Eurolife's investment in a Fairfax consolidated internal investment fund.

    Book Value Per Basic Share
Book Value Per Basic Share
Common shareholders’ equity at March 31, 2021 was $12,951.7 or $497.23 per basic share compared to $12,521.1 or $478.33 per basic share at December 31, 2020, representing an increase per basic share in the first quarter of 2021 of 4.0% (an increase of 6.1% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2021). During the first quarter of 2021 the number of basic shares decreased primarily as a result of purchases of 137,923 subordinate voting shares for cancellation. At March 31, 2021 there were 26,047,567 common shares effectively outstanding.

Excess (deficiency) of fair value over adjusted carrying value
The table below presents the pre-tax excess (deficiency) of fair value over adjusted carrying value of investments in non-insurance associates and certain consolidated non-insurance subsidiaries the company considers to be portfolio investments. The aggregate pre-tax excess or deficiency of fair value over adjusted carrying value of these investments, while not included in the calculation of book value per basic share, is regularly reviewed by management as an indicator of investment performance.

	March 31, 2021			December 31, 2020
	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value
Non-insurance associates(1):
Eurobank	961.5	1,192.8	(231.3)	799.9	1,166.3	(366.4)
Atlas Corp.	1,236.2	856.5	379.7	978.9	900.1	78.8
Quess	455.2	543.5	(88.3)	356.4	542.7	(186.3)
All other	1,324.4	1,161.8	162.6	1,169.4	1,154.0	15.4
	3,977.3	3,754.6	222.7	3,304.6	3,763.1	(458.5)

Non-insurance companies(2):
Restaurants and other(3)	1,038.8	928.3	110.5	454.2	601.3	(147.1)
Fairfax India	524.8	393.9	130.9	402.4	405.0	(2.6)
Thomas Cook India	226.6	274.7	(48.1)	160.0	214.4	(54.4)
	1,790.2	1,596.9	193.3	1,016.6	1,220.7	(204.1)
	5,767.5	5,351.5	416.0	4,321.2	4,983.8	(662.6)

(1)    The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2021, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Recipe, Thomas Cook India (including its share of Quess), Dexterra Group, Boat Rocker and Farmers Edge.
(2)    The fair values of the company's investments in market traded non-insurance companies - Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge - are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company's interim consolidated financial statements for the three months ended March 31, 2021, less the subsidiary's non-controlling interests as presented in note 11 (Total Equity) to those interim consolidated financial statements. Thomas Cook India's fair value and adjusted carrying value include preferred shares held by the company.
(3)    Comprised of Recipe, Dexterra Group, Boat Rocker and Farmers Edge. Boat Rocker and Farmers Edge were included commencing in 2021 upon completion of their respective initial public offerings.

Non-insurance associates
The following is a reconciliation of the fair value and carrying value of non-insurance associates as presented in the table above to note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2021.

	March 31, 2021		December 31, 2020
	Fair value	Carrying value	Fair value	Carrying value
Non-insurance associates as presented in the table above	3,977.3	3,754.6	3,304.6	3,763.1
Fairfax India's associates	2,475.0	1,317.4	2,267.5	1,328.3
Thomas Cook India's associates	14.2	17.2	11.9	17.7
Associates held by Restaurants and other	26.9	26.9	25.8	25.8
As presented in the consolidated financial statements	6,493.4	5,116.1	5,609.8	5,134.9

Non-insurance companies
Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge are subsidiaries that are consolidated in the Non-insurance companies reporting segment. Their assets, liabilities and equity are included in the company's consolidated balance sheet as presented in the table below, and their aggregate adjusted carrying value at March 31, 2021 of $1,596.9 (December 31, 2020 - $1,220.7), a non-IFRS measure, is equal to their shareholders’ equity attributable to shareholders of Fairfax.

	March 31, 2021	December 31, 2020

Portfolio investments	2,373.9	2,112.0
Deferred income tax assets	32.7	24.0
Goodwill and intangible assets	2,276.5	1,705.2
Other assets	2,048.1	1,861.3
Total assets	6,731.2	5,702.5

Accounts payable and accrued liabilities	1,652.9	1,303.2
Deferred income tax liabilities	147.1	139.2
Borrowings - non-insurance companies	1,346.2	1,270.0
Total liabilities	3,146.2	2,712.4

Shareholders’ equity attributable to shareholders of Fairfax	1,596.9	1,220.7
Non-controlling interests	1,988.1	1,769.4
Total equity	3,585.0	2,990.1
Total liabilities and equity	6,731.2	5,702.5
Normal course issuer bid
Following the expiry on September 29, 2020 of its then current normal course issuer bid, on September 30, 2020 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2021, to acquire up to 2,455,854 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 173,574 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.
    Contingencies and Commitments
For a description of these matters, see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three months ended March 31, 2021.

Quarterly Data (unaudited)

	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
Income	5,998.2	6,578.1	4,992.6	5,065.1	3,159.1	5,533.0	4,925.9	5,441.3
Net earnings (loss)	822.6	958.4	41.8	426.3	(1,389.1)	502.7	74.4	579.5
Net earnings (loss) attributable to shareholders of Fairfax	806.0	909.1	133.7	434.9	(1,259.3)	672.0	68.6	494.3
Net earnings (loss) per share	$30.44	$34.28	$4.66	$16.00	$(47.38)	$24.62	$2.13	$17.94
Net earnings (loss) per diluted share	$28.91	$32.68	$4.44	$15.26	$(47.38)	$23.58	$2.04	$17.18
Operating results at the company’s insurance and reinsurance companies have been, and may continue to be, affected by the ongoing COVID-19 pandemic and the effects it is having on the global economy. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.